SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2006

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3

(Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

                                                                         KOREA ELECTRIC POWER CORPORATION

                                                                         Non-consolidated Financial Statements

                                                                         December 31, 2005 and 2004

                                                                         (With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders

Korea Electric Power Corporation:

We have audited the accompanying non-consolidated balance sheets of Korea Electric Power Corporation (the “Company”) as of December 31, 2005 and 2004, and the related non-consolidated statements of income, appropriation of retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Korea Electric Power Corporation as of December 31, 2005 and 2004, and the results of its operations, the appropriation of its retained earnings, and its cash flows for the years then ended in conformity with the Korea Electric Power Corporation Act, the Accounting Regulations for Government Invested Enterprises and accounting principles generally accepted in the Republic of Korea.

The accompanying non-consolidated financial statements as of and for the years ended December 31, 2005 and 2004 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the non-consolidated financial statements expressed in Korean Won have been translated into dollars on the basis set forth in note 2 to the financial statements.

Without qualifying our opinion, we draw attention to the following:

As discussed in note 1(b) to the non-consolidated financial statements, accounting principles and auditing standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting principles, the Korea Electric Power Corporation Act, the Accounting Regulations for Government Invested Enterprises, and Korean accounting procedures and auditing standards and their application in practice.

As discussed in notes 1(e) and 1(u) to the non-consolidated financial statements, effective January 1, 2005, the Company adopted Statement of Korea Accounting Standards (“SKAS”) No. 15 “Investments in Associates” and No. 16 “Income Taxes”. As allowed by these standards, prior year balances were not reclassified to conform with the current year presentation.

As discussed in note 27 to the non-consolidated financial statements, the Company had sales and purchases with related parties, including the six power generation subsidiaries for the year ended December 31, 2005 and related receivables and payables as of December 31, 2005. Also, as of December 31, 2005, the Company has short-term borrowings and long-term borrowings (including current portion) from Korea Development Bank (“KDB”). The Company is providing debt guarantees to its foreign subsidiaries. In addition, KDB, one of the Company’s major shareholders, is providing guarantees for some of the Company’s foreign currency debt.

Seoul, Korea

January 27, 2006

This report is effective as of January 27, 2006, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

Korea Electric Power Corporation

Non-consolidated Balance Sheets

December 31, 2005 and 2004

(In millions of Korean Won and in thousands of U.S. dollars)

	Won			U.S. dollars (note 2)
Assets	2005		2004	2005	2004
Property, plant and equipment (notes 3 and 5):	(Won)	43,163,840	40,125,462	$42,609,911	39,610,525
Less: accumulated depreciation		(10,854,375)	(9,107,944)	(10,715,078)	(8,991,060)
Less: construction grants		(3,640,966)	(3,182,366)	(3,594,242)	(3,141,527)

		28,668,499	27,835,152	28,300,591	27,477,938
Construction in-progress		2,118,540	2,110,396	2,091,353	2,083,313

		30,787,039	29,945,548	30,391,944	29,561,251

Investments and other assets:
Investment securities (note 6)		26,797,485	25,462,887	26,453,588	25,136,118
Long-term loans (note 7)		180,084	163,525	177,773	161,427
Currency and interest rate swaps (note 22)		549,668	312,611	542,614	308,599
Intangible assets (note 4)		235,040	233,016	232,023	230,026
Other non-current assets (notes 8 and 19)		151,854	148,158	149,906	146,256

		27,914,131	26,320,197	27,555,904	25,982,426

Current assets:
Cash and cash equivalents (notes 9 and 19)		208,513	445,863	205,837	440,141
Trade receivables, less allowance for doubtful accounts of (Won)44,330 in 2005 and (Won)33,810 in 2004 (note 27)		2,041,366	1,576,542	2,015,169	1,556,310
Other accounts receivable, less allowance for doubtful accounts of (Won)5,232 in 2005 and (Won)19,944 in 2004 and present value discount of nil in 2005 and (Won)14,125 in 2004 (notes 19, 21 and 27)		263,041	465,821	259,665	459,843
Short-term financial instruments (note 10)		38,000	46,000	37,512	45,410
Inventories (note 11)		92,741	70,484	91,551	69,580
Deferred income tax assets (note 25)		207,860	—	205,192	—
Other current assets (notes 7 and 12)		74,150	46,869	73,199	46,267

		2,925,671	2,651,579	2,888,125	2,617,551

Total assets	(Won)	61,626,841	58,917,324	$60,835,973	58,161,228

Korea Electric Power Corporation

Non-consolidated Balance Sheets, Continued

December 31, 2005 and 2004

(In millions of Korean Won and in thousands of U.S. dollars, except share data)

	Won			U.S. dollars (note 2)
Liabilities and Shareholders’ Equity	2005		2004	2005	2004
Stockholders’ equity:
Common stock of (Won)5,000 par value Authorized - 1,200,000,000 shares Issued - 641,567,712 shares in 2005 and 640,748,573 shares in 2004 (note 13)	(Won)	3,207,839	3,203,743	$3,166,672	3,162,629
Capital surplus (notes 3 and 13)		14,422,727	14,372,895	14,237,637	14,188,446
Retained earnings (note 14):
Appropriated		22,209,291	19,554,340	21,924,275	19,303,395
Unappropriated		2,444,451	3,379,107	2,413,082	3,335,742
Capital adjustments (note 15)		(78,646)	(233,151)	(77,636)	(230,159)

Total shareholders’ equity		42,205,662	40,276,934	41,664,030	39,760,053

Long-term liabilities:
Long-term borrowings, net (notes 18 and 27)		10,430,342	10,118,184	10,296,488	9,988,336
Accrual for retirement and severance benefits, net (note 20)		450,422	439,701	444,641	434,058
Reserve for self insurance		98,618	93,352	97,353	92,154
Currency and interest rate swaps (note 22)		56,388	158,060	55,665	156,032
Deferred income tax liabilities (note 25)		2,300,950	1,822,513	2,271,422	1,799,125
Other long-term liabilities		401,270	381,942	396,119	377,040

		13,737,990	13,013,752	13,561,688	12,846,745

Current liabilities:
Trade payables (note 27)		2,103,862	1,377,976	2,076,863	1,360,292
Other accounts payable (note 27)		358,007	506,049	353,412	499,555
Short-term borrowings (note 17)		71,000	200,172	70,089	197,603
Current portion of long-term borrowings, net (note 18)		2,328,206	2,198,443	2,298,328	2,170,230
Income tax payable		97,189	677,599	95,942	668,903
Accrued interest expense		81,749	95,858	80,700	94,628
Other current liabilities (note 21)		643,176	570,541	634,921	563,219

		5,683,189	5,626,638	5,610,255	5,554,430

Total liabilities		19,421,179	18,640,390	19,171,943	18,401,175

Commitments and contingencies (note 29)
Total shareholders’ equity and liabilities	(Won)	61,626,841	58,917,324	$60,835,973	58,161,228

See accompanying notes to non-consolidated financial statements.

Korea Electric Power Corporation

Non-consolidated Statements of Income

For the years ended December 31, 2005 and 2004

(In millions of Korean Won and in thousands of U.S. dollars, except earnings per share)

	Won			U.S. dollars (note 2)
	2005		2004	2005	2004
Operating revenues:
Sale of electricity (notes 27 and 32)	(Won)	24,995,344	23,490,001	$24,674,575	23,188,550
Other operating revenues (note 27)		116,987	109,912	115,486	108,501

		25,112,331	23,599,913	24,790,061	23,297,051

Operating expenses (notes 27 and 29):
Power generation, transmission and distribution costs (note 23)		3,964,824	3,687,105	3,913,942	3,639,788
Purchased power		18,543,717	16,766,232	18,305,742	16,551,068
Other operating costs		122,680	112,369	121,106	110,927
Selling and administrative expenses (note 24)		1,155,193	1,061,048	1,140,370	1,047,430

		23,786,414	21,626,754	23,481,160	21,349,213

Operating income		1,325,917	1,973,159	1,308,901	1,947,838

Other income (expense):
Interest income		16,001	36,079	15,796	35,616
Interest expense		(472,979)	(562,971)	(466,909)	(555,747)
Gain on foreign currency transactions and translation, net		235,946	616,592	232,918	608,680
Donations (note 31)		(108,636)	(81,682)	(107,241)	(80,634)
Rental income (note 28)		128,469	130,237	126,820	128,565
Equity income of affiliates, net (note 6)		1,912,194	1,793,808	1,887,655	1,770,788
Gain on disposal of property, plant and equipment, net		22,359	5,887	22,072	5,811
Valuation gain on currency and interest rate swaps, net (note 22)		127,363	20,806	125,729	20,539
Other, net		(5,593)	56,848	(5,523)	56,118

		1,855,124	2,015,604	1,831,317	1,989,736

Income before income taxes		3,181,041	3,988,763	3,140,218	3,937,574

Income taxes (note 25)		(732,430)	(1,107,993)	(723,031)	(1,093,774)

Net income	(Won)	2,448,611	2,880,770	$2,417,187	2,843,800

Basic earnings per share (note 26)	(Won)	3,854	4,574	$3,805	4,515

Diluted earnings per share (note 26)	(Won)	3,830	4,507	$3,781	4,449

See accompanying notes to non-consolidated financial statements.

Korea Electric Power Corporation

Non-consolidated Statements of Appropriation of Retained Earnings

For the years ended December 31, 2005 and 2004

Date of Appropriation for 2005: March 17, 2006

Date of Appropriation for 2004: March 18, 2005

(In millions of Korean Won and in thousands of U.S. dollars)

	Won			U.S. dollars (note 2)
	2005		2004	2005	2004
Unappropriated retained earnings:
Balance at beginning of year	(Won)	—	—	$—	—
Change in retained earnings due to cumulative effect of accounting change (note 1(u))		12,422	—	12,263	—
Change in retained earnings of affiliated companies due to cumulative effect of accounting changes (notes 1(s) and 6)		(16,581)	498,337	(16,368)	491,942
Net income		2,448,611	2,880,770	2,417,187	2,843,800

Balance at end of year before appropriation		2,444,452	3,379,107	2,413,082	3,335,742

Appropriation of retained earnings:
Legal reserve		2,048	—	2,022	—
Reserve for investment on social overhead capital		65,000	60,000	64,166	59,230
Reserve for research and human development		60,000	30,000	59,230	29,615
Reserve for business expansion		1,585,869	2,564,951	1,565,517	2,532,035
Dividends – 23% on par value at 1,150 Won per share in 2005 and 2004 (note 16)		731,535	724,156	722,147	714,862

		2,444,452	3,379,107	2,413,082	3,335,742

Unappropriated retained earnings to be carried over to subsequent year	(Won)	—	—	$—	—

See accompanying notes to non-consolidated financial statements.

Korea Electric Power Corporation

Non-consolidated Statements of Cash Flows

For the years ended December 31, 2005 and 2004

(In millions of Korean Won and in thousands of U.S. dollars)

	Won			U.S. dollars (note 2)
	2005		2004	2005	2004
Cash flows from operating activities:
Net income	(Won)	2,448,611	2,880,770	$2,417,187	2,843,800
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		1,860,860	1,696,501	1,836,980	1,674,730
Property, plant and equipment removal cost		193,232	191,777	190,753	189,316
Provision for severance and retirement benefits		122,383	133,450	120,812	131,738
Bad debt expense		23,732	19,530	23,427	19,280
Interest income		(4,262)	(21,451)	(4,208)	(21,175)
Interest expense		14,091	16,275	13,910	16,066
Gain on foreign currency translation, net		(167,898)	(542,002)	(165,744)	(535,047)
Equity income of affiliates, net		(1,912,194)	(1,793,808)	(1,887,655)	(1,770,788)
Gain on disposal of investment, net		—	(7,472)	—	(7,376)
Gain on disposal of property, plant and equipment, net		(22,359)	(5,887)	(22,072)	(5,811)
Deferred income tax expense		264,321	164,877	260,929	162,761
Valuation gain on currency and interest rate swaps, net		(127,363)	(20,806)	(125,729)	(20,539)
Changes in operating assets and liabilities:
Trade receivables		(488,556)	(92,097)	(482,286)	(90,915)
Other accounts receivable		220,955	213,716	218,119	210,973
Inventories		58,471	83,449	57,721	82,378
Other current assets		(106,294)	(20,403)	(104,930)	(20,142)
Trade payables		725,886	121,450	716,570	119,891
Other accounts payable		(148,065)	(65,717)	(146,165)	(64,874)
Income tax payable		(604,518)	513,430	(596,760)	506,841
Accrued interest expense		(14,109)	(27,713)	(13,927)	(27,357)
Other current liabilities		114,722	178,108	113,251	175,822
Other long-term liabilities		(31,338)	(105,040)	(30,936)	(103,692)
Payment of severance and retirement benefits		(12,762)	(10,159)	(12,598)	(10,029)
Deposit of severance and retirement benefits		(98,900)	—	(97,631)	—
Payment of self-insurance		(1,535)	(848)	(1,515)	(837)
Other, net		60,118	(20,813)	59,347	(20,545)

Net cash provided by operating activities	(Won)	2,367,229	3,479,117	$2,336,850	3,434,469

Korea Electric Power Corporation

Non-consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2005 and 2004

(In millions of Korean Won and in thousands of U.S. dollars)

	Won			U.S. dollars (note 2)
	2005		2004	2005	2004
Cash flows from investing activities:
Proceeds from disposal of property, plant and equipment	(Won)	65,382	16,311	$64,543	16,102
Additions to property, plant and equipment		(3,643,081)	(3,329,195)	(3,596,329)	(3,286,470)
Receipt of construction grants		679,692	617,366	670,969	609,443
Proceeds from disposal of investment securities		559	15,239	552	15,034
Receipt of dividends		658,065	798,319	649,620	788,084
Acquisition of investment securities		(11,629)	(5,783)	(11,480)	(5,709)
Collection of loans		19,259	14,643	19,011	14,455
Increase in long-term loans		(38,275)	(36,591)	(37,784)	(36,121)
Acquisition of intangible assets		(25,459)	(16,010)	(25,132)	(15,804)
Other, net		5,988	7,427	5,912	7,329

Net cash used in investing activities		(2,289,499)	(1,918,274)	(2,260,118)	(1,893,657)

Cash flows from financing activities:
Proceeds from short -term borrowings		—	183,927	—	181,567
Proceeds from long-term borrowings		2,934,965	3,422,194	2,897,300	3,378,276
Repayment of short-term borrowings		(129,172)	—	(127,515)	—
Repayment of long-term borrowings		(2,192,577)	(4,239,104)	(2,164,439)	(4,184,703)
Dividends paid		(723,876)	(661,360)	(714,586)	(652,873)
Payments under currency and interest rate swap contracts		(204,443)	(187,454)	(201,819)	(185,048)
Other, net		23	—	23	—

Net cash used in financing activities		(315,080)	(1,481,797)	(311,036)	(1,462,781)

Net increase (decrease) in cash and cash equivalents		(237,350)	79,046	(234,304)	78,031
Cash and cash equivalents, at beginning of the year		445,863	366,817	440,141	362,110

Cash and cash equivalents, at end of the year	(Won)	208,513	445,863	$205,837	440,141

See accompanying notes to non-consolidated financial statements.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements

December 31, 2005 and 2004

(1)	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements

(a)	Organization and Description of Business

Korea Electric Power Corporation (the “Company” or “KEPCO”) was incorporated on January 1, 1982 in accordance with the Korea Electric Power Corporation Act (the “KEPCO Act”) to engage in the generation, transmission and distribution of electricity and development of electric power resources in the Republic of Korea. The Company was given the status of a government-invested enterprise on December 31, 1983 following the enactment of the Government-Invested Enterprise Management Basic Act. The Company’s stock was listed on the Korea Stock Exchange on August 10, 1989 and the Company listed its Depository Receipts (DR) on the New York Stock Exchange on October 27, 1994.

As of December 31, 2005, the Government of the Republic of Korea, Korea Development Bank (“KDB”), which is wholly owned by the Korean Government and foreign investors hold 24.07%, 29.95% and 29.59%, respectively, of the Company’s shares.

In accordance with the restructuring plan by the Ministry of Commerce, Industry and Energy on January 21, 1999, the Company spun off its power generation division on April 2, 2001, resulting in the establishment of six power generation subsidiaries. The Company purchases substantially all of its electricity from the power generation subsidiaries. In addition, the Company has been contemplating the gradual privatization of the Company’s power generation subsidiaries. The privatization of power generation subsidiaries may result in change in pricing of electric power, operation organization, related regulations and general policies for supply and demand of energy.

In addition, the Company was also planning to privatize its distribution business. However, the privatization of the Company’s distribution business was discontinued according to the recommendation of the Korea Tripartite Commission on June 30, 2004.

(b)	Basis of Presenting Financial Statements

The Company maintains its accounting records in Korean Won and prepares statutory financial statements in the Korean language (Hangul) in conformity with the Korea Electric Power Corporation Act (“KEPCO Act”), the Accounting Regulations for Government Invested Enterprises, which have been approved by the Korean Ministry of Finance and Economy and, in the absence of specialized accounting regulations for utility companies, the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use only by those who are informed about Korean accounting principles and practices, KEPCO Act and Accounting Regulations for Government Invested Enterprises. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English (with certain expanded descriptions) from the Korean language financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations or cash flows, is not presented in the accompanying non-consolidated financial statements.

Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations or cash flows, is not presented in the accompanying non-consolidated financial statements.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(1)	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(b)	Basis of Presenting Financial Statements, Continued

As discussed in notes 1(e) and 1(u), effective January 1, 2005, the Company adopted Statement of Korea Accounting Standards (“SKAS”) No. 15 “Investments in Associates” and No. 16 “Income Taxes”. As allowed by these standards, prior year balances were not reclassified to conform with the current year presentation.

(c)	Property, Plant and Equipment

Property, plant and equipment are stated at cost, except in the case of revaluation made in accordance with the KEPCO Act and the Assets Revaluation Law of Korea. Significant additions or improvements extending useful lives of assets are capitalized. However, normal maintenance and repairs are charged to expense as incurred.

The Company capitalizes interest costs and other financial charges on borrowing associated with the manufacture, purchase, or construction of property, plant and equipment, incurred prior to completing the acquisition, as part of the cost of such assets. The calculation of capitalized interest includes exchange differences arising from foreign borrowings to the extent that they are regarded as an adjustment to interest costs, which is limited to the extent of interest cost calculated by the weighted average interest rate of local currency borrowings. For the years ended December 31, 2005 and 2004, the amount of capitalized interest was (Won)58,490 million and (Won)63,564 million, respectively. The net foreign currency transactions and translation gains excluded from the calculation of capitalized interest amounted to (Won)133,186 million and (Won)210,794 million, respectively for the years ended December 31, 2005 and 2004.

The impact on the Company’s financial position as of and for the year ended December 31, 2005 if interest and other borrowing costs were expensed instead of being capitalized is as follows:

	Won (millions)
	Construction in-progress		Total assets	Interest expense	Income before income taxes
Capitalized	(Won)	2,118,540	61,626,841	472,979	3,181,041
Expensed		2,060,050	61,568,351	531,469	3,122,551

	(Won)	58,490	58,490	(58,490)	58,490

Depreciation is computed by the declining-balance method (straight-line method for buildings and structures) using rates based on the estimated useful lives described in the Korean Corporate Income Tax Law and as permitted under the Accounting Regulations for Government Invested Enterprises as follows:

Estimated useful lives (years)
Buildings	8, 15, 30
Structures	8, 15, 30
Machinery	16
Ships	9
Vehicles	4
Others	4

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(1)	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(c)	Property, Plant and Equipment, Continued

The Company records the following funds and materials, which relate to the construction of transmission and distribution facilities, as construction grants:

•	Grants from the government or public institutions

•	Funds, construction materials or other items contributed by customers

Construction grants are initially recorded and presented in the accompanying non-consolidated financial statements as deductions from the assets acquired under such grants and are offset against depreciation expense during the estimated useful lives of the related assets. The Company received (Won)679,692 million and (Won)617,366 million of construction grants, and offset (Won)166,773 million and (Won)145,310 million against depreciation expense, and (Won)54,319 million and (Won)48,479 million against property, plant and equipment removal cost for the years ended December 31, 2005 and 2004, respectively.

(d)	Investment Securities

Securities are recognized initially at cost determined using the weighted average method. The cost includes the market value of the consideration given and incidental expenses. If the market price of the consideration given is not available, the market prices of the securities purchased are used as the basis for measurement. If neither the market prices of the consideration given nor those of the acquired securities are available, the acquisition cost is measured at the best estimates of its fair value.

After initial recognition, held-to-maturity securities are valued at amortized cost. The difference between face value and acquisition cost is amortized over the remaining term of the security using the effective interest method. Trading securities are valued at fair value, with unrealized gains and losses reflected in current operations. Available-for-sale securities are also valued at fair value, with unrealized gains and losses reflected in capital adjustments, until the securities are sold or if the securities are determined to be impaired and the lump-sum cumulative amount of capital adjustments are reflected in current operations. However, available-for-sale equity securities that are not traded in an active market and whose fair values cannot be reliably estimated are accounted for at their acquisition cost. For those securities that are traded in an active market, fair values refers to those quoted market prices, which are measured as the closing price at the balance sheet date. The fair value of non-marketable debt securities are measured at the discounted future cash flows by using the discount rate that appropriately reflects the credit rating of issuing entity assessed by a publicly reliable independent credit rating agency. If application of such measurement method is not feasible, estimates of the fair values may be made using a reasonable valuation model or quoted market prices of similar debt securities issued by entities conducting similar business in similar industries.

On a continuous basis, the Company evaluates the cost basis of an available-for-sale security for possible impairment at the balance sheet date. Factors considered in assessing whether an indication of other-than-temporary impairment exists include: the degree of change in the ratio of market prices per share to book value per share at the date of evaluation compared to that at the date of acquisition, the financial condition and prospects of each investee company, industry conditions in which the investee company operates, the fair value of an available-for-sale security relative to the cost basis of the investment, the period of time the fair value of an available-for-sale security has been below the cost basis of the investment and other relevant factors. The Company evaluates at the balance sheet date the cost basis of a held-to-maturity security for possible impairment by taking into consideration the financial condition, business prospects and credit worthiness of the issuer.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(1)	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(d)	Investment Securities, Continued

When any such evidence exists, unless there is a clear counter-evidence that recognition of impairment is unnecessary, the Company estimates the recoverable amount of the impaired security and recognizes any impairment loss in current operations. The amount of impairment loss of the held-to-maturity security or non-marketable equity security is measured as the difference between the recoverable amount and the carrying amount. The recoverable amount of held-to-maturity security is the present value of expected future cash flows discounted at the securities’ original effective interest rate. For available-for-sale debt or equity securities stated at fair value, the amount of impairment loss to be recognized in the current period is determined by subtracting the amount of impairment loss of debt or equity securities already recognized in prior period from the amount of amortized cost in excess of the recoverable amount for debt security or the amount of the acquisition cost in excess of the fair value for equity security.

For non-marketable equity securities accounted for at acquisition cost, the impairment loss is equal to the difference between the recoverable amount and the carrying amount.

If the investment subsequently recovers, in case of a security stated at fair value, the increase in value is recorded in current operations, up to the amount of the previously recognized impairment loss, while for the security stated at amortized cost or acquisition cost, the increase in value is recorded in current operations, so that its recovered value does not exceed what its amortized cost would be as of the recovery date if there had been no impairment loss.

If the intent and ability to hold the securities change, transferred securities are accounted for at fair value. In case held-to-maturity securities are reclassified into available-for-sale securities, unrealized gain or loss between the book value and fair value is reported in shareholders’ equity as a capital adjustment. In case the available-for-sale securities are reclassified into held-to- maturity securities, the unrealized gain or loss at the date of the transfer continues to be reported in shareholder’s equity as a capital adjustment, but it is amortized over the remaining term of the security using the effective interest rate method.

(e)	Investment Securities under the Equity Method of Accounting

For investments in companies, whether or not publicly held, under the Company’s significant influence, the Company utilizes the equity method of accounting. Significant influence is generally deemed to exist if the Company can exercise influence over the operating and financial policies of an investee. The ability to exercise that influence may be indicated in several ways, such as the Company’s representation on its board of directors, the Company’s participation in its policy making processes, material transactions with the investee, interchange of managerial personnel, or technological dependency. Also, if the Company owns directly or indirectly 20% or more of the voting stock of an investee, the Company generally presumes that the investee is under significant influence. The change in the Company’s share of an investee’s net equity resulting from a change in an investee’s net equity is reflected in current operations, retained earnings, and capital adjustment in accordance with the causes of the change which consist of the investee’s net income (loss), changes in retained earnings and changes in capital surplus and capital adjustments.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(1)	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(e)	Investment Securities under the Equity Method of Accounting, Continued

Under the equity method of accounting, the Company’s initial investment is recorded at cost and is subsequently increased to reflect the Company’s share of the investee income and reduced to reflect the Company’s share of the investee losses or dividends received. The Company does not record its share of losses of an affiliate when such losses would make the Company’s investment in such entity less than zero unless the Company has guaranteed obligations of the investee or is otherwise committed to provide additional financial support.

Prior to January 1, 2005, dividends from affiliated companies were not recorded by the Company until paid. Additionally, bad debt expense for receivables to subsidiaries was not eliminated in the non-consolidated financial statements. Effective January 1, 2005, the Company adopted Statement of Korea Accounting Standards (“SKAS”) No. 15 “Investments in Associates”. In accordance with SKAS No. 15 “Investments in Associates”, dividends from affiliated companies are recorded when declared at the shareholders’ meeting of the affiliated companies and bad debt expense for receivables to subsidiaries is eliminated. As a result of such changes, for the year ended December 31, 2005, equity income of affiliates arising from eliminated bad debt expense increased by (Won)14,144 million (note 6(c)) and income taxes arising from this change in the timing of recognizing dividends from affiliates decreased by (Won)135,016 million (notes 1(u) and 26(b)). As allowed by this standard, the Company did not restate the 2004 financial statements.

Prior to 2005, the amounts of equity income (loss) of affiliates were recorded as a net amount within capital adjustments. However, upon adoption of SKAS No. 15 “Investments in Associates” effective January 1, 2005, equity income of affiliates and equity loss of affiliates is required to be presented on a gross basis within capital adjustments (see note 15).

Assets and liabilities of foreign-based companies accounted for using the equity method are translated at the current rate of exchange at the balance sheet date while profit and loss items in the statement of income are translated at the average rate and the capital account at the historical rate. The translation gains and losses arising from collective translation of the foreign currency financial statements of foreign-based companies are offset and the balance is accumulated as capital adjustment.

Certain affiliates apply different accounting methods for cost of inventory and the depreciation method of fixed assets and intangible assets than those of the Company since the effect of using different accounting methods is not considered material.

(i)	Cost of Inventory

Company	Raw materials	Supplies	Others
KEPCO	Weighted-average	Moving-average	Specific identification
Korea Hydro & Nuclear Power Co., Ltd.	Moving-average	Moving-average	Moving-average
Korea Western Power Co., Ltd.	Weighted-average	Weighted- average	Weighted-average
Korea Power Engineering Co., Ltd.	Weighted-average	FIFO	FIFO
Korea Plant Service & Engineering Co., Ltd.	Weighted-average	FIFO	Specific identification
KEPCO Nuclear Fuel Co., Ltd.	Weighted-average	Weighted- average	Specific identification
Korea Electric Power Data Network Co., Ltd.	Moving-average	Moving-average	Moving-average

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(1)	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(e)	Investment Securities under the Equity Method of Accounting, Continued

(ii)	Depreciation Methods

Company	Machinery	Vehicles	Others	Computer software
KEPCO	Declining- balance	Declining- balance	Declining- balance	Straight-line
Korea Hydro & Nuclear Power Co., Ltd.	Declining- balance	Declining- balance	Declining- balance	Declining- balance
Korea Plant Service & Engineering Co., Ltd.	Declining- balance	Declining- balance	Declining- balance	Declining- balance

KEPCO Nuclear Fuel Co., Ltd.	Straight-line	Straight-line	Straight-line	Straight-line

Korea Electric Power Data Network Co., Ltd.	Straight-line	Straight-line	Straight-line	Straight-line

(f)	Intangible Assets

Intangible assets, which consist of computer software, industrial rights, land rights and others, are stated at cost less accumulated amortization and impairment losses. Such intangible assets are amortized using the straight-line method over a reasonable period, from 4 years to 20 years, based on the nature of the asset.

(g)	Asset Impairment

When the book value of asset exceed the recoverable value of the assets due to obsolescence, physical damage or sharp decline in market value, the impaired assets are recorded at the estimated recoverable value and the resulting impairment loss is charged to current operations. When the recoverable value exceeds the adjusted book value of the assets in the following year, the recoveries of previously recognized losses are recognized as gain in subsequent periods until the net realizable value equals the book value of the assets before the loss was recognized.

The Company evaluates long-lived assets for impairment when events or changes in circumstances indicate, in management’s judgment, that the carrying value of such assets may not be recoverable. These computations utilize judgments and assumptions inherent in management’s estimate of undiscounted future cash flows to determine recoverability of an asset. If management’s assumptions about these assets change as a result of events or circumstances, and management believes the assets may have declined in value, then the Company may record impairment charges, resulting in lower profits. Management uses its best estimate in making these evaluations and considers various factors, including the future prices of energy, fuel costs and operating costs. However, actual market prices and operating costs could vary from those used in the impairment evaluations, and the impact of such variations could be material.

(h)	Cash Equivalents

The Company considers short-term financial instruments with maturities of three months or less at the acquisition date to be cash equivalents.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(1)	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(i)	Financial Instruments

Short-term financial instruments are instruments handled by financial institutions which are held for short-term cash management purposes or will mature within one year, including time deposits, installment savings deposits and restricted bank deposits.

(j)	Allowance for Doubtful Accounts

The allowance for doubtful accounts is estimated based on an analysis of individual accounts and past experience of collection. Smaller-balance homogeneous receivables are evaluated considering current economic conditions and trends, prior charge-off experience and delinquencies.

(k)	Inventories

Inventories are stated at the lower of cost or net realizable value, cost being determined using the weighted-average method for raw materials, moving-average method for supplies and specific-identification method for other inventories. The Company maintains perpetual inventory records, which are adjusted through physical counts at the end of each year.

(l)	Valuation of Receivables and Payables at Present Value

Receivables and payables arising from long-term cash loans/borrowings and other similar transactions are stated at present value. The difference between nominal value and present value is deducted directly from the nominal value of related receivables or payables and is amortized using the effective interest method. The amount amortized is included in interest expense or interest income.

(m)	Convertible Bonds

When issuing convertible bonds, the values of the conversion rights are recognized separately. Considerations for conversion rights are measured by deducting the present value of ordinary or straight debt securities from the gross proceeds of the convertible bonds received at the date of issuance. The amortization of the premium and conversion right adjustment is recorded as a component of interest expense.

The value of the common shares issued pursuant to the exercise of the conversion rights shall be measured as the sum of the carrying amount, at the time of conversion, and the amount of consideration received for such rights, at the time of issuance, of those convertible bonds that are actually related to the exercise. Convertible bonds are not subject to foreign currency translation because convertible bonds are regarded as non-monetary foreign currency liabilities in accordance with Korean GAAP. When the conversion rights are exercised during an accounting period, the value of common shares issued pursuant to the exercise shall be measured based on the carrying amount of the convertible bonds determined on the actual date such rights have been exercised.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(1)	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(n)	Discount (Premium) on Debentures

Discount (premium) on debentures issued, which represents the difference between the face value and issuance price of debentures, is amortized using the effective interest method over the life of the debentures. The amount amortized is included in interest expense.

(o)	Retirement and Severance Benefits

Employees and directors who have been with the Company for more than one year are entitled to lump-sum payments based on current rates of pay and length of service when they leave the Company. The Company’s estimated liability under the plan which would be payable if all employees left on the balance sheet date is accrued in the accompanying balance sheets.

Funding of the retirement and severance benefits is not required; however, tax deductions are limited if the liability is not funded. During 2005, the Company has purchased severance insurance deposits, which meet the funding requirement for tax deduction purposes. These consist of individual severance insurance deposits, in which the beneficiary is the respective employee, with a balance of (Won)98,900 million as of December 31, 2005. Such amounts are presented as a deduction from the accrual of retirement and severance benefits.

Through March 1999, under the National Pension Scheme of Korea, the Company transferred a certain portion of retirement allowances of employees to the National Pension Fund. The amount transferred will reduce the retirement and severance benefit amount to be payable to the employees when they leave the Company and is accordingly reflected in the accompanying financial statements as a reduction of the retirement and severance benefit liability. However, due to a new regulation applied since April 1999, such transfers to the National Pension Fund have no longer been required.

(p)	Reserve for Self-Insurance

In accordance with the Accounting Regulations for Government Invested Enterprises, the Company provides a self-insurance reserve for loss from accident and liability to third parties that may arise in connection with the Company’s non-insured facilities. The self-insurance reserve is recorded until the amount meets a certain percentage of non-insured buildings and machinery. Payments made to settle applicable claims are charged to this reserve.

(q)	Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at the balance sheet date, with the resulting gains and losses recognized in current results of operations. Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at (Won)1,013.0 to US$1, the rate of exchange on December 31, 2005 that is permitted by the Financial Accounting Standards. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Korean Won at the foreign exchange rate ruling at the date of the transaction.

Foreign currency assets and liabilities of foreign-based operations and companies accounted for using the equity method are translated at current rate of exchange at the balance sheet date while profit and loss items in the statement of income are translated at average rate and capital account at historical rate. The translation gains and losses arising from collective translation of the foreign currency financial statements of foreign-based operations are offset and the balance is accumulated as capital adjustment.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(1)	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(r)	Derivatives

All derivative instruments are accounted for at fair value with the valuation gain or loss recorded as an asset or liability. If the derivative instrument is not part of a transaction qualifying as a hedge, the adjustment to fair value is reflected in current operations. The accounting for derivative transactions that are part of a qualified hedge based both on the purpose of the transaction and on meeting the specified criteria for hedge accounting differs depending on whether the transaction is a fair value hedge or a cash flow hedge. Fair value hedge accounting is applied to a derivative instrument designated as hedging the exposure to changes in the fair value of an asset or a liability or a firm commitment (hedged item) that is attributable to a particular risk. The gain or loss both on the hedging derivative instruments and on the hedged item attributable to the hedged risk is reflected in current operations.

Cash flow hedge accounting is applied to a derivative instrument designated as hedging the exposure to variability in expected future cash flows of an asset or a liability or a forecasted transaction that is attributable to a particular risk. The effective portion of gain or loss on a derivative instrument designated as a cash flow hedge is recorded as a capital adjustment and the ineffective portion is recorded in current operations.

The effective portion of gain or loss recorded as a capital adjustment is reclassified to current earnings in the same period during which the hedged forecasted transaction affects earnings. If the hedged transaction results in the acquisition of an asset or the incurrence of a liability, the gain or loss in capital adjustment is added to or deducted from the asset or the liability.

(s)	Contingent Liabilities

In October 2004, Korea Accounting Standard Board issued Statement of Korea Accounting Standards “(SKAS”) No. 17 “Provisions, Contingent Liabilities, and Contingent Assets”. In January 2005, the Company decided to early adopt SKAS No. 17 “Provisions, Contingent Liabilities, and Contingent Assets” retroactively to January 1, 2004. In accordance with the statement, contingent liabilities are recognized when all of the following are met: (1) an entity has a present obligation as a result of a past event, (2) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and (3) a reliable estimate can be made of the amount of the obligation. The only impact of adopting this new standard is described in the following paragraphs:

Prior to 2004, Korea Hydro & Nuclear Power Co., Ltd., one of the Company’s power generation subsidiaries, recorded a liability for the estimated decommissioning costs of nuclear facilities based on engineering studies and the expected decommissioning dates of the nuclear power plant. Additions to the liability were in amounts such that the current costs would be fully accrued for at estimated dates of decommissioning on a straight-line basis.

As noted above, in January 2005, the Company early adopted SKAS No. 17 “Provisions, Contingent Liabilities, and Contingent Assets” retroactively to January 1, 2004. Under this standard, Korea Hydro & Nuclear Co., Ltd. retrospectively adjusted the liability for decommissioning costs at the estimated fair value using discounted cash flows (also based on engineering studies and the expected decommissioning dates) to settle the asset retirement obligations of dismantlement of the nuclear power plants, spent fuel and radioactive waste and the same amount was recognized as an utility asset. The liability for decommissioning costs is adjusted based on the best estimates on each balance sheet dates. Accretion expense consists of period-to-period changes in the liability for decommissioning costs resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(1)	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(s)	Contingent Liabilities, Continued

Korea Hydro & Nuclear Co., Ltd. subsequently depreciates the asset retirement costs using the straight-line and units-of-production depreciation method. The accounting change of Korea Hydro & Nuclear Power Co., Ltd., recorded as of January 1, 2004, resulted in increase in its utility plant, net of (Won)1,504,173 million, reserve for decommissioning costs of (Won)556,088 million, deferred income tax liabilities of (Won)260,724 million and retained earnings of (Won)687,361 million, respectively. As a result of such change, as of January 1, 2004, investment in affiliated company, deferred income tax liabilities and retained earnings of the Company increased by (Won)687,361 million, (Won)189,024 million and (Won)498,337 million, respectively.

(t)	Revenue Recognition

The Company recognizes revenue from the sale of electric power based on meter readings made on a monthly basis. The Company does not accrue revenue for power sold after the meter readings but prior to the end of the accounting period. The Company recognizes revenue on long-term contacts, which are related to the construction of power plants in the Democratic People’s Republic of Korea (North Korea), based on the percentage-of-completion method. Revenue other than sale of electric power and revenue on long-term contracts is recognized when the Company’s revenue-earning activities have been substantially completed, the amount of revenue can be measured reliably, and it is probable that the economic benefits associated with the transaction will flow to the Company.

(u)	Income Taxes

The Company recognizes deferred income taxes arising from temporary differences between pretax accounting income and taxable income. Accordingly, provision for income tax expense consists of the corporate income tax and resident tax surcharges currently payable, and the changes in deferred income assets and liabilities during the period. However, deferred income tax assets are recognized only if the future tax benefits on accumulated temporary differences are realizable. The deferred income tax assets and liabilities will be charged or credited to income tax expense in the period each temporary difference reverses in the future. Deferred income taxes will be recalculated based on the enacted future tax rate in effect at each balance sheet date.

The Company assesses the likelihood that deferred tax assets will be recovered from future taxable income, and, to the extent the Company believes that recovery is not likely, such deferred tax assets are reduced by direct write-down. Estimates of future taxable income involve judgments with respect to future economic factors that are difficult to predict and are beyond management’s control. As a result, actual amounts could differ from these estimates and the amount of the deferred tax assets recognized would need to be increased or decreased accordingly.

Prior to January 1, 2005, deferred taxes were not recognized for temporary differences related to unrealized gains and losses on investment securities and conversion right of convertible bond that were reported as a separate component of stockholders’ equity. However, effective January 1, 2005, the Company adopted Statement of Korea Accounting Standards (“SKAS”) No. 16 “Income Taxes”. In accordance with this standard, deferred taxes are recognized on the temporary differences related to unrealized gains and losses on investment securities and the conversion rights of the convertible bonds are reported as a separate component of stockholders’ equity.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(1)	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(u)	Income Taxes, Continued

The impact of adopting this new standard is as follows:

(i) Conversion Right of Convertible Bond

Prior to January 1, 2005, the tax effect of the temporary difference arising from the conversion right of the convertible bond issued in 2003 amounted to (Won)12,422 million. This amount was expensed during 2003. However, effective January 1, 2005, per SKAS No. 16 “Income Taxes”, the tax effect amounting to (Won)12,422 million should be directly charged to capital surplus. As a result of such change, as of January 1, 2005, capital surplus decreased and retained earnings increased by (Won)12,422 million.

(ii) Capital Adjustments

In accordance with SKAS No. 16 “Income Taxes”, deferred taxes are recognized on the temporary differences related to unrealized gains and losses on investment securities that are reported as a separate component of capital adjustments. As of December 31, 2005, the deferred income tax assets and liabilities that were directly charged or credited to capital adjustments are as follows:

	Won (millions)
	Temporary differences		Income taxes	Deferred tax assets (liabilities)
Gain on disposal of treasury stock	(Won)	(87,662)	24,107	—
Equity income of affiliates		(168,969)	—	(46,467)
Equity loss of affiliates		118,768	—	32,661
Gain on valuation of available-for-sale securities		(4,485)	—	(1,233)

	(Won)	(142,348)	24,107	(15,039)

Prior to January 1, 2005, all deferred tax assets and liabilities were recorded as non-current. Effective January 1, 2005, per SKAS No. 16, “Income Taxes”, deferred tax assets and liabilities are classified as current or non-current based on the classification of the related asset or liability for financial reporting or the expected reversal date of the temporary difference. The deferred tax amounts are presented as a net current asset or liability and a net non-current asset or liability. However, deferred income tax assets and liabilities as of December 31, 2004 were not reclassified based on the transitional clause of SKAS No. 16 “Income Taxes”. If SKAS No. 16 “Income Taxes” had been in effect as of December 31, 2004, the current portion of deferred income tax assets, net would have increased by (Won)176,573 million and the non-current deferred income tax liabilities, net would have increased by the same amount.

(v)	Dividends Payable

Annual dividends are recorded when resolved by the board of directors and approved by the shareholders.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(1)	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(w)	Prior Period Adjustments

Prior period adjustments resulting from other than fundamental errors are charged or credited to result of operations for the current period. Fundamental errors are defined as errors with such a significant effect on the financial statements for one or more prior periods that those financial statements can no longer be considered to have been reliable at the date of their issue. Prior period adjustments resulting from fundamental errors are charged or credited to the beginning balance of retained earnings, and the financial statements of the prior year are restated.

(x)	Earnings Per Share

Basic earnings per common share are calculated by dividing net earnings available to common stock holders by the weighted-average number of shares of common stock outstanding during each period. Diluted earnings per share are calculated by dividing net earnings available to common stock holders plus interest expense, net of tax, of convertible notes by the weighted-average number of shares of common stock outstanding adjusted to include the potentially dilutive effect of the convertible notes.

(y)	Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the Republic of Korea requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to financial statements. Actual results could differ from those estimates.

(z)	Application of the Statements of Korea Financial Accounting Standards

The Korea Accounting Standards Board (“KASB”) has published a series of Statements of Korea Accounting Standards (“SKAS”), which will gradually replace the existing financial accounting standards established by the Korea Financial Supervisory Board. On January 1, 2006, SKAS No. 18 “Interests in Joint Ventures” and No. 19 “Leases” will become effective for the Company according to the effective date set forth in these standards. The Company does not expect the adoption of these standards to have a material impact on the non-consolidated financial statements.

(2)	Basis of Translating Financial Statements

The non-consolidated financial statements are expressed in Korean Won and, solely for the convenience of the reader, the non-consolidated financial statements as of and for the years ended December 31, 2005 and 2004, have been translated into United States dollars at the rate of (Won)1,013.0 to US$1, of the basic exchange rate on December 31, 2005. The translation should not be construed as a representation that any or all of the amounts shown could be converted into U.S. dollars at this or any other rate.

(3)	Property, Plant and Equipment

(a)	Asset Revaluation

The Company revalued its property, plant and equipment in accordance with the KEPCO Act and the Asset Revaluation Law (the latest revaluation date was on January 1, 1999), and recorded a revaluation gain of (Won)12,552,973 million as a reserve for asset revaluation, a component of capital surplus.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(3)	Property, Plant and Equipment, Continued

(b)	Officially Declared Value of Land

The officially declared value of land at December 31, 2005, as announced by the Minister of Construction and Transportation, is as follows:

	Won (millions)
Purpose	Book value		Declared value
Land- transmission and distribution sites and other	(Won)	3,359,398	4,340,865

The officially declared value of land, which is used for government purposes, is not intended to represent fair value.

(c)	Changes in Property, Plant and Equipment

Changes in property, plant and equipment and construction grants for the year ended December 31, 2005 are as follows:

	Won (million)
	2005
	Book value as of January 1, 2005		Acquisitions	Disposals	Depreciation	Others	Book value as of December 31, 2005
Land	(Won)	3,347,702	9,711	(37,253)	—	39,238	3,359,398
Buildings		1,868,661	91	(4,070)	(142,871)	214,609	1,936,420
Structures		21,583,385	34,535	—	(897,449)	1,651,883	22,372,354
Machinery		4,143,156	16,885	(789)	(857,575)	1,264,959	4,566,636
Vehicles		17,792	14,680	(23)	(12,683)	(623)	19,143
Others		56,822	17,105	(8)	(37,540)	19,135	55,514
Construction in- progress		2,110,396	3,550,074	—	—	(3,541,930)	2,118,540
Construction grants		(3,182,366)	(679,692)	—	166,773	54,319	(3,640,966)

	(Won)	29,945,548	2,963,389	(42,143)	(1,781,345)	(298,410)	30,787,039

Changes in property, plant and equipment and construction grants for the year ended December 31, 2004 are as follows:

	Won (million)
	2004
	Book value as of January 1, 2004		Acquisitions	Disposals	Depreciation	Others	Book value as of December 31, 2004
Land	(Won)	3,327,851	7,297	(7,676)	—	20,230	3,347,702
Buildings		1,857,866	485	(864)	(131,418)	142,592	1,868,661
Structures		20,434,168	54,982	(6)	(831,322)	1,925,563	21,583,385
Machinery		4,080,708	15,441	(944)	(777,800)	825,751	4,143,156
Vehicles		12,698	14,148	—	(9,045)	(9)	17,792
Others		49,617	30,194	(1)	(34,745)	11,757	56,822
Construction in- progress		2,266,928	3,206,648	—	—	(3,363,180)	2,110,396
Construction grants		(2,758,789)	(617,366)	—	145,310	48,479	(3,182,366)

	(Won)	29,271,047	2,711,829	(9,491)	(1,639,020)	(388,817)	29,945,548

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(4)	Intangible Assets

Changes in intangible assets for the year ended December 31, 2005 are as follows:

	Won (million)
	2005
	Book value as of January 1, 2005		Acquisitions	Amortization	Others	Book value as of December 31, 2005
Computer software	(Won)	180,365	—	(58,577)	46,091	167,879
Others		52,651	25,459	(20,938)	9,989	67,161

	(Won)	233,016	25,459	(79,515)	56,080	235,040

Changes in intangible assets for the year ended December 31, 2004 are as follows:

	Won (million)
	2004
	Book value as of January 1, 2004		Acquisitions	Amortization	Others	Book value as of December 31, 2004
Computer software	(Won)	106,834	—	(38,952)	112,483	180,365
Others		37,533	16,010	(18,529)	17,637	52,651

	(Won)	144,367	16,010	(57,481)	130,120	233,016

In addition, the Company expensed research and development costs amounting to (Won)166,680 million and (Won)159,762 million for the years ended December 31, 2005 and 2004, respectively.

(5)	Insured Assets

Insured assets as of December 31, 2005 are as follows:

Insured assets	Insurance type	Won (millions) Insured value		Insurer
Buildings and machinery	Fire insurance	(Won)	531,359	Samsung Insurance Co., Ltd. and others
Buildings	General insurance		178,699	Daehan Fire & Marine Insurance Co., Ltd. and others
Construction in-progress	Construction insurance		37,855	Samsung Insurance Co., Ltd. and others

		(Won)	747,913

In addition, as of December 31, 2005, the Company carries marine cargo insurance for inventories, damage insurance for its light water nuclear reactor construction in North Korea, group general insurance for vehicles, casualty insurance for its employees and responsibility insurance for its directors.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(6)	Investment Securities

(a)	Investments other than those under the equity method as of December 31, 2005 and 2004 are summarized as follows:

	Won (millions)
	2005
	Ownership (%)	Acquisition cost		Unrealized holding gains	Fair value	Book value
Available-for-sale:
Equity securities:
Energy Savings Investment Cooperatives (*2)	25.0~48.5	(Won)	5,000	—	(*1)	5,000
Korea Power Exchange (*3)	50.0		63,920	—	(*1)	63,920
Hwan Young Steel Co., Ltd.	0.1		1,364	—	(*1)	120
Equity securities in treasury stock fund (*4)	—		18,253	4,485	22,738	22,738
Others	10.0~15.0		2,246	—	(*1)	2,246

			90,783	4,485	22,738	94,024

Held-to-maturity:
Government bonds			23	—	23	23

Total		(Won)	90,806	4,485	22,738	94,047

(*1)	These available-for-sales securities non-marketable equity securities are stated at cost due to the lack of information to determine fair value.
(*2)	As described in note 2(e), investment in affiliates in which the Company owns 20% or more of the voting stock should be stated at an amount as determined using equity method of accounting. However, if the difference between the equity method and cost is considered to be immaterial, the Company can record the investment within available-for-sale securities at cost.
(*3)	Korea Power Exchange operates under the regulations for government affiliated organization, electric power market managerial regulations, and the Electricity Enterprises Act. Moreover, when the purpose of establishment and articles of incorporation of Korea Power Exchange are considered, the Company does not appear to have significant management control. Therefore, the investment is accounted for under the cost method.
(*4)	The Company entered into a treasury stock fund (the Fund) composed of treasury stock and other equity securities. The treasury stock (excluded from the above table) is recorded at cost within capital adjustments (note 15). The other equity securities in the Fund are recorded at fair value within available-for-sale securities. As of December 31, 2005, gains on the valuation of these available-for-sale securities in the Fund, which are recorded in capital adjustments, amount to (Won)3,252 million excluding deferred tax effect of (Won)1,233 million (note 25(d)). As of December 31, 2004, losses on these securities of (Won)2,893 were recorded in capital adjustments.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(6)	Investment Securities, Continued

	Won (millions)
	2004
	Ownership %	Acquisition cost		Unrealized holding losses	Fair value		Book value
Available-for-sale:
Equity securities:
Energy Savings Investment Cooperatives	25.0~48.5	(Won)	5,000	—	(	*)	5,000
Korea Power Exchange	50.0		64,475	—	(	*)	64,475
KEPCO China International Ltd.	100.0		2,891	—	(	*)	2,891
Hwan Young Steel Co., Ltd.	0.1		1,364	—	—		120
Equity securities in treasury stock fund	—		12,535	(2,893)	9,642		9,642
Others	10.0		1,000	—	(	*)	1,000

			87,265	(2,893)	9,642		83,128

Held-to-maturity:
Government bonds			56	—	—		56

Total		(Won)	87,321	(2,893)	9,642		83,184

(*)	These available-for-sales securities non-marketable equity securities are stated at cost due to the lack of information to determine fair value.

(b)	Investments in affiliated companies accounted for using the equity method as of December 31, 2005 are as follows:

	Won (millions)
	2005
Affiliate	Ownership %	Cost		Proportionate net asset value	Book value
Listed:
Korea Gas Corporation (*1, *5)	24.5	(Won)	94,500	819,100	819,100
Unlisted:
Korea Hydro & Nuclear Power Co., Ltd.	100.0		9,364,799	12,954,252	12,956,002
Korea South-East Power Co., Ltd.	100.0		1,232,004	1,984,138	1,985,715
Korea Midland Power Co., Ltd.	100.0		1,325,891	2,330,504	2,332,511
Korea Western Power Co., Ltd.	100.0		1,442,638	2,198,199	2,199,988
Korea Southern Power Co., Ltd.	100.0		1,797,378	2,217,965	2,220,258
Korea East-West Power Co., Ltd.	100.0		2,322,905	2,570,302	2,572,239
Korea Power Engineering Co., Ltd. (*1)	97.9		4,991	196,086	55,602
Korea Plant Service & Engineering Co., Ltd. (*1)	100.0		6,000	293,958	285,715
KEPCO Nuclear Fuel Co., Ltd. (*1)	96.4		89,757	176,314	158,105
Korea Electric Power Industrial Development, Ltd. (*1)	49.0		7,987	24,525	24,525
Korea Electric Power Data Network Co., Ltd. (*1)	100.0		64,000	163,758	120,121
Powercomm Corporation (*1)	43.1		323,470	407,666	407,666
Korea District Heating Co. (*1)	26.1		5,660	176,173	176,173
KEPCO International Hong Kong Ltd. (*1, *2)	100.0		15,102	220,183	220,183
KEPCO International Philippines Inc. (*1, *2)	100.0		104,832	156,814	156,814
KEPCO China International Ltd. (*1, *3)	100.0		11,051	9,786	9,786
KEPCO Gansu International Ltd. (*1, *4)	100.0		2,733	2,733	2,733
KEPCO Philippines Holdings Inc. (*1)	100.0		202	202	202

		(Won)	18,215,900	26,902,658	26,703,438

(*1)	The Company uses unaudited financial results of the above affiliated companies when applying the equity method of accounting. In subsequent periods, the Company adjusts the difference between the unaudited and audited results. Historically, the differences have been immaterial.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(6)	Investment Securities, Continued

(*2)	As KEPCO International Hong Kong Ltd. owns 100.0% of the shares of KEPCO Philippines Corporation (“KEPHILCO”) and KEPCO International Philippines Inc. holds 51.0% of the shares of KEPCO Ilijan Corporation (“KEILCO”), when applying the equity method, the Company accounts for the equity income from KEPCO International Hong Kong Ltd. and KEPCO International Philippines Inc., that include the changes in the net equity of KEPHILCO and KEILCO, respectively.

Under the project agreement between the National Power Corporation of Philippines and KEPCO, the cooperation period of KEPHILCO and KEILCO is for 15 years commencing September 15, 1995 and 20 years commencing June 5, 2002, respectively. At the end of the cooperation period, the power plant complex will be transferred to National Power Corporation of Philippines free of any liens or encumbrances and without payment of compensation. KEPCO Ilijan Corporation’s investment securities under equity method held by KEPCO International Philippines Inc. were pledged as collateral to Japan Bank of International Corporation and others.

(*3)	As KEPCO China International Ltd. owns 76.8% of the shares of Jiaosuo KEPCO Power Co., Ltd., when applying the equity method, the Company accounts for the equity income from KEPCO China International Ltd. that include the changes in the net equity of Jiaosuo KEPCO Power Co., Ltd.

(*4)	As KEPCO Gansu International Ltd. owns 40.0% of the shares of Gansu Datang Yumen Wind Power Co., Ltd., when applying the equity method, the Company accounts for the equity income from KEPCO Gansu International Ltd. that include the changes in the net equity of Gansu Datang Yumen Wind Power Co., Ltd.

(*5)	The quoted market value (based on closing Korea Stock Exchange Price) of Korea Gas Corporation as of December 31, 2005 is (Won)625,535 million.

Investments in affiliated companies accounted for using equity method as of December 31, 2004 are as follows:

	Won (millions)
	2004
Affiliate	Ownership %	Cost		Proportionate net asset value	Book value
Listed:
Korea Gas Corporation	24.5	(Won)	94,500	787,842	787,842
Unlisted:
Korea Hydro & Nuclear Power Co., Ltd.	100.0		9,364,799	12,290,606	12,290,606
Korea South-East Power Co., Ltd.	100.0		1,232,004	1,978,170	1,978,170
Korea Midland Power Co., Ltd.	100.0		1,325,891	2,170,337	2,170,337
Korea Western Power Co., Ltd.	100.0		1,442,638	2,059,733	2,059,733
Korea Southern Power Co., Ltd.	100.0		1,797,378	2,120,602	2,120,602
Korea East-West Power Co., Ltd.	100.0		2,322,905	2,472,368	2,472,368
Korea Power Engineering Co., Ltd. (*1)	97.9		4,991	191,294	59,875
Korea Plant Service & Engineering Co., Ltd.	100.0		6,000	277,932	277,932
KEPCO Nuclear Fuel Co., Ltd. (*1)	96.4		89,757	168,558	156,750
Korea Electric Power Industrial Development, Ltd. (*1)	49.0		7,987	23,315	23,315
Korea Electric Power Data Network Co., Ltd.	100.0		64,000	153,771	110,238
Powercomm Corporation	43.1		323,470	388,422	388,422
Korea District Heating Co.	26.1		5,660	169,527	169,527
KEPCO International Hong Kong Ltd. (*1)	100.0		15,102	196,751	196,751
KEPCO International Philippines Inc. (*1)	100.0		104,832	117,235	117,235

		(Won)	18,201,914	25,566,463	25,379,703

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(6)	Investment Securities, Continued

(*1)	The Company uses unaudited financial results of the above affiliated companies when applying the equity method of accounting. In subsequent periods, the Company adjusts the difference between the unaudited and audited results. Historically, the differences have been immaterial.

(c)	The Company eliminates unrealized gains arising from transactions with its affiliates. The eliminated unrealized gains arising from transactions with Korea Power Engineering Co., Ltd., KEPCO Nuclear Fuel Co., Ltd. and Korea Electric Power Data Network Co., Ltd. amounted to (Won)131,419 million, (Won)11,808 million and (Won)43,533 million, respectively, for the year ended December 31, 2004. The eliminated unrealized gains arising from transactions with its affiliates and bad debt expense for receivables to its subsidiaries for the year ended December 31, 2005 are as follows:

	Won (millions)
Affiliate	Fixed assets		Intangible assets	Allowance for doubtful accounts (*)	Total
Korea Hydro & Nuclear Power Co., Ltd.	(Won)	(1,889)	—	3,639	1,750
Korea South-East Power Co., Ltd.		—	—	1,577	1,577
Korea Midland Power Co., Ltd.		—	—	2,007	2,007
Korea Western Power Co., Ltd.		—	—	1,789	1,789
Korea Southern Power Co., Ltd.		—	—	2,293	2,293
Korea East-West Power Co., Ltd.		—	—	1,937	1,937
Korea Power Engineering Co., Ltd.		(140,484)	—	—	(140,484)
Korea Plant Service & Engineering Co., Ltd.		(8,940)	—	697	(8,243)
KEPCO Nuclear Fuel Co., Ltd.		(18,210)	—	1	(18,209)
Korea Electric Power Data Network Co., Ltd.		(14,579)	(29,262)	204	(43,637)

	(Won)	(184,102)	(29,262)	14,144	(199,220)

(*)	As described in note 1(e), prior to 2005, bad debt expense for receivables to the Company’s subsidiaries was not eliminated in the non-consolidated financial statements. Effective January 1, 2005, the Company adopted SKAS No. 15 “Investments in Associates”. Under this standard, bad debt expense for receivables to the Company’s subsidiaries is eliminated. As allowed by this standard, the Company did not restate the 2004 financial statements.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(6)	Investment Securities, Continued

(d)	Changes in investments in affiliated companies under the equity method for the year ended December 31, 2005 are as follows:

	Won (millions)
	2005
Affiliate	Book value as of January 1, 2005		Equity income (loss)	Capital adjustments	Others(*1)	Book value as of December 31, 2005
Korea Gas Corporation	(Won)	787,842	63,604	7,344	(39,690)	819,100
Korea Hydro & Nuclear Power Co., Ltd.		12,290,606	1,011,290	(6,429)	(339,465)	12,956,002
Korea South-East Power Co., Ltd.		1,978,170	107,355	—	(99,810)	1,985,715
Korea Midland Power Co., Ltd.		2,170,337	218,815	(1,120)	(55,521)	2,332,511
Korea Western Power Co., Ltd.		2,059,733	182,343	1,384	(43,472)	2,199,988
Korea Southern Power Co., Ltd.		2,120,602	109,445	16,534	(26,323)	2,220,258
Korea East-West Power Co., Ltd.		2,472,368	104,337	21,048	(25,514)	2,572,239
Korea Power Engineering Co., Ltd.		59,875	(1,657)	—	(2,616)	55,602
Korea Plant Service & Engineering Co., Ltd.		277,932	22,483	—	(14,700)	285,715
KEPCO Nuclear Fuel Co., Ltd.		156,750	2,855	—	(1,500)	158,105
Korea Electric Power Industrial Development, Ltd.		23,315	5,534	—	(4,324)	24,525
Korea Electric Power Data Network Co., Ltd.		110,238	12,890	458	(3,465)	120,121
Powercomm Corporation		388,422	19,872	19	(647)	407,666
Korea District Heating Co.		169,527	7,664	—	(1,018)	176,173
KEPCO International Hong Kong Ltd.		196,751	22,992	15,150	(14,710)	220,183
KEPCO International Philippines Inc.		117,235	23,554	17,896	(1,871)	156,814
KEPCO China International Ltd.		—	(1,182)	(83)	11,051	9,786
KEPCO Gansu International Ltd.		—	—	—	2,733	2,733
KEPCO Philippines Holdings Inc.		—	—	—	202	202

	(Won)	25,379,703	1,912,194	72,201	(660,660)	26,703,438

(*1)	Others represent dividends from the affiliates and changes in investments in affiliated companies, which were reflected into retained earnings.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(6)	Investment Securities, Continued

Changes in investments in affiliated companies under the equity method for the year ended December 31, 2004 are as follows:

	Won (millions)
	2004
Affiliate	Book value as of January 1, 2004		Equity income (loss)	Capital adjustments	Others(*1)	Book value as of December 31, 2004
Korea Gas Corporation	(Won)	740,280	82,366	2,996	(37,800)	787,842
Korea Hydro & Nuclear Power Co., Ltd. (*2)		11,014,714	826,156	—	449,736	12,290,606
Korea South-East Power Co., Ltd.		1,990,715	153,805	—	(166,350)	1,978,170
Korea Midland Power Co., Ltd.		2,080,695	207,336	78	(117,772)	2,170,337
Korea Western Power Co., Ltd.		1,988,052	160,987	(3,066)	(86,240)	2,059,733
Korea Southern Power Co., Ltd.		2,092,460	101,204	(8,410)	(64,652)	2,120,602
Korea East-West Power Co., Ltd.		2,424,164	99,763	(17,745)	(33,814)	2,472,368
Korea Power Engineering Co., Ltd.		69,038	4,941	—	(14,104)	59,875
Korea Plant Service & Engineering Co., Ltd.		267,041	29,691	—	(18,800)	277,932
KEPCO Nuclear Fuel Co., Ltd.		145,098	13,675	—	(2,023)	156,750
Korea Electric Power Industrial Development, Ltd.		22,092	5,143	—	(3,920)	23,315
Korea Electric Power Data Network Co., Ltd.		115,382	(2,918)	174	(2,400)	110,238
Powercomm Corporation		363,687	25,429	600	(1,294)	388,422
Korea District Heating Co.		159,165	11,813	(397)	(1,054)	169,527
KEPCO International Hong Kong Ltd.		173,629	54,990	(31,868)	—	196,751
KEPCO International Philippines Inc.		126,052	19,427	(17,773)	(10,471)	117,235

	(Won)	23,772,264	1,793,808	(75,411)	(110,958)	25,379,703

(*1)	Others represent dividends from the affiliates and changes in investments in affiliated companies, which were reflected into retained earnings.
(*2)	As described in note 1(s), effective January 1, 2004, Korea Hydro & Nuclear Power Co., Ltd., one of the Company’s power generation subsidiaries, reflected the cumulative effect of accounting change incurred as a result of the early adoption of SKAS No. 17 “Provisions, Contingent Liabilities, and Contingent Assets” into the beginning balance of retained earnings. As a result of such change, investment in affiliated company, deferred income tax liabilities and retained earnings of the Company increased by (Won)687,361 million, (Won)189,024 million and (Won)498,337 million, respectively.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(6)	Investment Securities, Continued

(e)	Total assets, total liabilities, sales and net income (loss) of affiliated companies as of or for the year ended December 31, 2005 are as follows:

	Won (millions)
Affiliate	Total assets		Total liabilities	Sales	Net income (loss)
Korea Gas Corporation	(Won)	11,316,498	7,967,095	11,070,038	246,414
Korea Hydro & Nuclear Power Co., Ltd.		22,019,249	9,064,997	5,628,679	1,009,540
Korea South-East Power Co., Ltd.		3,546,581	1,562,443	2,095,374	105,779
Korea Midland Power Co., Ltd.		3,282,275	951,771	2,244,572	216,808
Korea Western Power Co., Ltd.		3,262,478	1,064,279	2,227,014	180,554
Korea Southern Power Co., Ltd.		3,575,572	1,357,607	2,847,096	107,152
Korea East-West Power Co., Ltd.		4,459,885	1,889,583	2,175,269	102,401
Korea Power Engineering Co., Ltd.		276,307	76,096	272,401	6,885
Korea Plant Service & Engineering Co., Ltd.		379,596	85,638	545,187	30,729
KEPCO Nuclear Fuel Co., Ltd.		268,388	85,407	109,555	9,611
Korea Electric Power Data Network Co., Ltd.		149,159	99,108	184,621	12,239
Korea Electric Power Industrial Development, Ltd.		230,720	66,962	308,880	12,994
Powercomm Corporation		1,567,329	622,112	638,430	46,075
Korea District Heating Co.		1,374,437	698,733	562,303	29,396
KEPCO International Hong Kong Ltd.		220,196	13	26,595	22,992
KEPCO International Philippines Inc.		155,625	1,045	24,997	23,554
KEPCO China International Ltd.		9,748	14	—	(1,182)
KEPCO Gansu International Ltd.		2,733	—	—	—
KEPCO Philippines Holdings Inc.		202	—	—	—

(7)	Loans to Employees

The Company has provided housing and tuition loans to employees as of December 31, 2005 and 2004 as follows:

	Won (millions)
	2005		2004
Short-term loans (note 12)	(Won)	12,514	10,057
Long-term loans		180,084	163,525

	(Won)	192,598	173,582

(8)	Other Non-current Assets

Other non-current assets as of December 31, 2005 and 2004 are as follows:

	Won (millions)
	2005		2004
Deposit received	(Won)	72,800	66,538
Others		79,054	81,620

	(Won)	151,854	148,158

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(9)	Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2005 and 2004 are summarized as follows:

	Won (millions)
	2005		2004
Cash and cash equivalents:
Cash on hand	(Won)	1,181	1,893
Passbook accounts (*)		207,332	443,970

	(Won)	208,513	445,863

(*)	Passbook accounts restricted in use for expenditures for certain business purposes are (Won)70,217 million and (Won)94,626 million, respectively as of December 31, 2005 and 2004.

(10)	Short-term Financial Instruments

Short-term financial instruments as of December 31, 2005 and 2004 are summarized as follows:

	Won (millions)
	2005		2004
Repurchase agreements	(Won)	38,000	46,000

(11)	Inventories

Inventories as of December 31, 2005 and 2004 are summarized as follows:

	Won (millions)
	2005		2004
Raw materials	(Won)	4,297	4,315
Supplies		79,820	58,426
Other		8,624	7,743

	(Won)	92,741	70,484

(12)	Other Current Assets

Other current assets as of December 31, 2005 and 2004 are summarized as follows:

	Won (millions)
	2005		2004
Held-to-maturity securities (*)	(Won)	33	2
Short-term loans to employees (note 7)		12,514	10,057
Accrued income		30,945	1,826
Advance payments		2,724	2,663
Prepaid expenses		2,703	2,730
Other current assets		25,231	29,591

	(Won)	74,150	46,869

(*)	Held-to-maturity securities consist of government and municipal bonds.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(13)	Common Stock and Capital Surplus

(a)	Common Stock

The Company has 1,200,000,000 authorized shares of (Won)5,000 par value common stock, of which 641,567,712 shares are issued as of December 31, 2005. In 2005, the Company issued 819,139 shares with par value (Won)5,000 to the government of the Republic of Korea in return for certain fixed assets related to power distribution. The value of these shares were recorded as common stock of (Won)4,096 million and paid-in capital in excess of par value of (Won)23,846 million.

(b)	Capital Surplus

Capital surplus as of December 31, 2005 and 2004 are as follows:

	Won (millions)
	2005		2004
Paid-in capital in excess of par value	(Won)	835,142	811,296
Reserves for asset revaluation		12,552,973	12,552,973
Other capital surplus (*)		1,034,612	1,008,626

	(Won)	14,422,727	14,372,895

The Company revalued its property, plant and equipment in accordance with the KEPCO Act and the Asset Revaluation Law, and recorded a revaluation gain of (Won)12,552,973 million as a reserve for asset revaluation. The reserve for asset revaluation may be credited to paid-in capital or offset against any accumulated deficit by resolution of the shareholders.

(*)	As described in note 1(u), effective January 1, 2005, the Company adopted SKAS No. 16 “Income Taxes”. As a result, deferred taxes are recognized on temporary differences related to conversion right of convertible bond that is reported as a component of capital surplus.

(14)	Appropriated Retained Earnings

Appropriated retained earnings as of December 31, 2005 and 2004 are summarized as follows:

	Won (millions)
	2005		2004
Involuntary:
Legal reserve	(Won)	1,601,871	1,601,871
Voluntary:
Reserve for investment on social overhead capital		5,152,449	5,092,449
Reserve for research and human development		210,000	180,000
Reserve for business rationalization		31,900	31,900
Reserve for business expansion		15,003,071	12,438,120
Reserve for dividend equalization		210,000	210,000

		20,607,420	17,952,469

	(Won)	22,209,291	19,554,340

The KEPCO Act requires the Company to appropriate a legal reserve equal to at least 20 percent of net income for each accounting period until the reserve equals 50 percent of the common stock. The legal reserve is not available for cash dividends; however, this reserve may be credited to paid-in capital (a component of capital surplus) or offset against accumulated deficit by the resolution of the shareholders.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(14)	Appropriated Retained Earnings, Continued

Prior to 1990, according to the KEPCO Act, at least 20 percent of net income in each fiscal year was required to be established as a reserve for business expansion until such reserve equals the common stock. Beginning in 1990, no percentage was specified.

The reserve for the investment on social overhead capital and the reserve for research and human development are appropriated by the Company to avail itself of qualified tax credits to reduce corporate tax liabilities. These reserves are not available for cash dividends for a certain period defined in the Special Tax Treatment Control Law.

Until December 10, 2002 under the Special Tax Treatment Control Law, investment tax credit was allowed for certain investments. The Company was, however, required to appropriate from retained earnings the amount of tax benefits received and transfer such amount into a reserve for business rationalization. Effective December 11, 2002, the Company is no longer required to establish a reserve for business rationalization despite tax benefits received for certain investments and, consequently, the existing balance is now regarded as a voluntary reserve.

The reserve for dividend equalization, which is considered a voluntary reserve, is appropriated by the Company to reduce fluctuation of dividend rate for the purpose of stock price and credit rating stabilization.

(15)	Capital Adjustments

Capital adjustments as of December 31, 2005 and 2004 are as follows:

	Won (millions)
	2005		2004
Treasury stock	(Won)	(118,293)	(208,260)
Gain (loss) on valuation of available-for-sale securities, net (note 6(a))		3,252	(2,893)
Equity gain of affiliates (note 1(e))		122,502	—
Equity loss of affiliates (note 1(e))		(86,107)	(21,998)

	(Won)	(78,646)	(233,151)

The Company has shares held as treasury stock amounting to (Won)118,293 million (5,450,062 shares) and (Won)208,260 million (11,048,050 shares) as of December 31, 2005 and 2004, respectively.

(16)	Dividends

Details of dividends for the years ended December 31, 2005 and 2004 are as follows:

	Won (millions)
	2005	2004
Outstanding shares of common stock	636,117,650	629,700,523
Par value per share	5,000	5,000
Dividend rate	23.0%	23.0%

Dividend per share in Won	1,150	1,150

Dividend amount	731,535	724,156
Net income	2,448,611	2,880,770

Dividends as a percentage of net income	29.88%	25.14%

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(17)	Short-term Borrowings

Short-term borrowings as of December 31, 2005 and 2004 are as follows:

Lender	Type	Annual Interest rate (%)	Won (millions)
			2005		2004
Local currency:
National Agricultural Cooperative Federation	Overdraft	—	(Won)	—	172
Woori Bank	Commercial paper	CD+0.03 (4.07 at December 31, 2005)		71,000	150,000
Chohung Bank	Commercial paper	—		—	50,000

			(Won)	71,000	200,172

As described in note 29, the Company entered into short-term credit facilities with five banks that provide for up to (Won)1,160,000 million in short-term borrowings. As of December 31, 2005 and December 31, 2004, borrowings under these facilities amounted to (Won)71,000 million and (Won)200,172 million, respectively.

(18)	Long-term Borrowings

Long-term borrowings as of December 31, 2005 and 2004 are as follows:

(a)	Long-term Debt

Lender	Type	Maturity	Annual interest rate (%)	Won (millions)
				2005		2004
Korea Development Bank	Industrial facility	2009	4.50~5.50	(Won)	1,428,125	1,428,125
Korea Development Bank	Industrial facility	2010	3.50~4.50		3,173,958	2,523,958
Korea Development Bank	Industrial facility	2007~ 2039	3.50~7.50		25,992	389,124

					4,628,075	4,341,207

Less: Current portion					(1,170,644)	(819,801)

				(Won)	3,457,431	3,521,406

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(18)	Long-term Borrowings, Continued

(b)	Debentures

Lender	Maturity	Annual interest rate (%)	Won (millions)
			2005		2004
	2005	—	(Won)	—	240,000
	2006	5.32		200,000	200,000
Local currency debentures	2007	5.32		185,000	185,000
(Electricity bonds)	2009	3.61~5.32		1,330,000	1,330,000
	2010	3.43~4.68		1,530,000	—
	2013	3.79~5.32		1,490,000	1,490,000

				4,735,000	3,445,000

	2005	—		—	1,036,770
	2007	1.04~1.18		911,700	939,420
	2008	2.00		276,372	284,774
Foreign currency debentures (*)	2010	3.13		300,038	—
	2013	5.00+2x(JPY/KRW-11.03)		354,550	365,330
	2027	6.75~8.50, 6M+Libor+0.14		462,502	582,449
	2034	0.51, 4.50+(JPY/KRW-11.02)		475,908	515,554
	2096	6.00~8.28, 6M+Libor+0.14		529,007	585,511

				3,310,077	4,309,808

				8,045,077	7,754,808

Less: Current portion				(1,157,948)	(1,378,892)
Discount				(31,077)	(38,125)

			(Won)	6,856,052	6,337,791

(*)	In 2003, the Company issued foreign debentures to KEPCO Cayman Company Limited of US$250 million and the right to exchange the debentures into shares of Powercomm Corporation held by the Company. KEPCO Cayman Company Limited issued foreign debentures of US$250 million under substantially similar terms and conditions as the debentures issued by the Company to KEPCO Cayman Company Limited, the details of which are as follows:

-	Maturity date: November 26, 2008
-	Exchangeable upon Qualifying Public Offering (QPO): QPO means the first listing on the Korea Stock Exchange, New York Stock Exchange or National Association of Securities Dealers Automated Quotations (NASDAQ) meeting certain requirements. Powercomm Corporation is required to complete a QPO prior to the maturity of the debentures. The Company does not guarantee the QPO of Powercomm Corporation.
-	Shares to be exchanged: Powercomm Corporation’s shares or Deposit Receipt (DR)
-	Exchangeable period: From 10th day after the listing of Powercomm Corporation to 10th day before its maturity
-	Exchange price: 120% of lower amount of market price on the listing day or weighted average price for 10 days after its listing.
-	Early redemption: When certain conditions are met or after 3 years from the issuing, outstanding debentures are redeemable at the guaranteed return of 2.88% (102.74% of issuance amount)
-	Repayment at the maturity: Repayment will be made with the guaranteed return of 3.68% (109.13% of issuance amounts).

The Company has unconditionally and irrevocably guaranteed full and timely repayment of principal and interest of the debentures.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(18)	Long-term Borrowings, Continued

(c)	Exchangeable Bonds

		Won (millions)
Description	Annual interest rate (%)	2005		2004
Overseas exchangeable bonds	0.00	(Won)	122,902	277,256
Plus: Premium on debentures issued			5,556	16,794
Less: Conversion right adjustment			(11,599)	(35,063)

		(Won)	116,859	258,987

On November 4, 2003, the Company issued overseas exchangeable bonds of JPY28,245,468,400 with a premium value. During 2005, the bond holders converted JPY14,438,543,000 into 344,704 shares of common stock and 10,444,768 shares of DR (equivalent to 5,222,384 shares of common stock). As of December 31, 2005, the remaining number of common stock to be converted is 4,432,737 shares if the conversion right is exercised. As of December 31, 2005, the details of the bonds are as follows:

-	Maturity date: November 4, 2008
-	Amount to be paid at maturity: JPY11,496,518,000
-	Exchange period: From December 15, 2003 to 10th day prior to its maturity.
-	Shares to be exchanged: Common stock of the Company or its equivalent Deposit Receipt (DR).
-	Exchange price: (Won)30,000 per share
-	Put option: Bond holders have a put option that they can request redemption at JPY 11,895,000,000 on November 6, 2006.
-	In accordance with Article 17 “Issuance of Convertible Bonds” and Article 11 “Calculation of Dividend for New Shares” of the Articles of Incorporation of the Company, distribution of dividends on new shares resulting from conversion of exchangeable bonds is deemed to have been issued at the end of the immediately preceding fiscal year.

(d)	Foreign currency debts, by currency, as of December 31, 2005 and 2004 are as follows:

	2005				2004
	Foreign currency (thousands)		Won equivalent (millions)		Foreign currency (thousands)		Won equivalent (millions)
Debentures	US$	2,496,270	(Won)	2,528,721	US$	2,894,107	(Won)	3,020,868
	JPY	51,000,000		438,620	JPY	122,500,000		1,239,786
	EUR	250,000		300,038	EUR	—		—
	GBP	24,467		42,698	GBP	24,467		49,154

				3,310,077				4,309,808
Exchangeable bonds	JPY	11,496,518		122,902	JPY	25,935,061		277,256

			(Won)	3,432,979			(Won)	4,587,064

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(18)	Long-term Borrowings, Continued

(e)	Aggregate maturities of the Company’s long-term borrowings as of December 31, 2005 are as follows:

	Won (millions)
Period ended December 31,	Local currency borrowings		Electricity bonds	Foreign debentures	Exchangeable bonds	Total
2006	(Won)	1,170,644	890,000	267,948	—	2,328,592
2007		1,324,759	885,000	1,223,951	—	3,433,710
2008		1,240,326	1,720,000	277,638	122,902	3,360,866
2009		702,661	630,000	186,925	—	1,519,586
2010		177,463	490,000	300,038	—	967,501
Thereafter		12,222	120,000	1,053,577	—	1,185,799

	(Won)	4,628,075	4,735,000	3,310,077	122,902	12,796,054

(19)	Assets Denominated in Foreign Currencies

There are no significant liabilities denominated in foreign currencies other than those mentioned in note 18(d). Major assets denominated in foreign currencies as of December 31, 2005 and 2004 are as follows:

	2005				2004
	Foreign currency (thousands)		Won equivalent (millions)		Foreign currency (thousands)		Won equivalent (millions)
Cash and cash equivalents	US$	203	(Won)	206	US$	184	(Won)	192
Other accounts receivable	US$	11,662		11,813	US$	1,661		1,734
Other non-current assets	US$	119		120	US$	113		118
	JPY	10,239		88	JPY	9,706		98
	EUR	20		23	EUR	5		7

			(Won)	12,250			(Won)	2,149

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(20)	Retirement and Severance Benefits

Changes in retirement and severance benefits for the years ended December 31, 2005 and 2004 are summarized as follows:

	Won (millions)
	2005		2004
Estimated severance accrual at beginning of year	(Won)	439,794	316,503
Provision for retirement and severance benefits		122,383	133,450
Payments		(12,762)	(10,159)

Estimated severance accrual at end of year		549,415	439,794

Deposit for severance benefit insurance		(98,900)	—
Transfer to National Pension Fund		(93)	(93)

Net balance at end of year	(Won)	450,422	439,701

The Company entered into retirement benefit insurance with Samsung Life Insurance Co., Ltd. and other insurance companies, for which the deposits account for 18.0% of the total retirement and severance benefits as of December 31, 2005. Retirement insurance benefit deposits at the insurance companies amounting (Won)98,900 million are presented as a deduction from the accrual for retirement and severance benefits.

(21)	Other Current Liabilities

Other current liabilities as of December 31, 2005 and 2004 are as follows:

	Won (millions)
	2005		2004
Advances received	(Won)	100,721	109,905
Withholdings		200,768	231,237
Unearned revenue		14,121	2,895
Accrued other expenses		49,172	19,662
Dividends payable		2,781	2,501
Currency swaps (note 22)		33,803	—
Customer deposits		69,600	72,138
Rent deposits		34,342	33,705
Others		137,868	98,498

	(Won)	643,176	570,541

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(22)	Derivative Instruments Transactions

The Company has entered into various swap contracts to hedge risks involving foreign currency exchange rate and interest rate of long-term borrowings. These contracts are recorded at fair value with the unrealized gains and losses being recorded in the non-consolidated statements of income.

(a) Currency swap contracts as of December 31, 2005 are as follows:

	Contract Settlement		Contract amounts in millions				Contract interest rate per annum(%)
	Year	Year	Pay		Receive		Pay	Receive
Canadian Imperial Bank of Commerce	1996	2006	US$	97	JPY	10,000	6M LIBOR+ 0.13	3.80
JPMorgan Chase Bank	1996	2006	US$	200	JPY	21,000	6M LIBOR+ 0.14	4.00
JPMorgan Chase Bank & Deutsche Bank (*1, *2)	2002	2007	JPY	76,700	US$	650	1.18	4.25
Barclays Bank PLC London	2002	2007	JPY	30,400	US$	250	1.04	3M LIBOR + 0.75
Deutsche Bank (*3)	2003	2013	KRW	178,350	US$	150	CD+3.3	7.75
UBS (*3)	2003	2013	KRW	148,625	US$	125	CD+3.3	7.75
Credit Suisse First Boston (*3)	2003	2013	KRW	89,175	US$	75	CD+3.3	7.75
Barclays Bank PLC, London (*4)	2004	2014	KRW	106,200	US$	100	[4.5+(JPY/KRW) -11.02]	5.125
Credit Suisse First Boston (*4)	2004	2014	KRW	106,200	US$	100	[4.5+(JPY/KRW) -11.02]	5.125
UBS (*4)	2004	2014	KRW	106,200	US$	100	[4.5+(JPY/KRW) -11.02]	5.125

(*1)	If the Republic of Korea declares default on its debts, KEPCO is entitled to receive Korean government bonds instead of cash. Valuation for these embedded derivatives is reflected in the valuation of the currency swap.
(*2)	The Company pays JPY7,670 million which is 10% of the contract amount every March and September and will receive US$650 million in September 2007.
(*3)	The Company exercised a call option in addition to these swaps with the foreign currency exchange rate of (Won)1,056.7 in December 2004, which the Company exchanged each (Won)5,945 million with the amounts of US$5,000,000 multiplied by Spot FX rate (KRW/US$).
(*4)	The Company exercised a reset option in addition to these swaps with the foreign currency exchange rate of (Won)1,034.0, which the Company reset each (Won)10,620 million to the amounts of US$10,000,000 multiplied by spot FX rate (KRW/US$).

(b) Interest rate swap contracts as of December 31, 2005 are as follows

	Notional amount in millions		Contract interest rate per annum
			Pay (%)	Receive (%)	Term
Deutsche Bank (formerly Bankers Trust Co.)	US$	100	Max (6,074-LIBOR, 0)	Max (LIBOR-6.074, 0)	1998-2007
Deutsche Bank (formerly Bankers Trust Co.)	US$	100	Max (LIBOR-6.074,0)	Max (6.074-LIBOR, 0)	1998-2007
Deutsche Bank	KRW	178,350	5%+2×[JPY/ KRW-11.03%]	CD+3.3	2003-2013
UBS	KRW	148,625	5%+2×[JPY/ KRW-11.03%]	CD+3.3	2003-2013
Credit Suisse First Boston	KRW	89,175	5%+2×[JPY/ KRW-11.03%]	CD+3.3	2003-2013

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(22)	Derivative Instruments Transactions, Continued

(c)	Valuation and transaction gains and losses on swap contracts recorded as other income or expense for the years ended December 31, 2005 and 2004 are as follows:

	Won (millions)
	2005		2004
Valuation
Currency swaps:
Gains	(Won)	114,081	31,043
Losses		(50,420)	(131,250)
Interest rate swaps:
Gains		63,702	121,013

	(Won)	127,363	20,806

Transaction
Derivatives:
Gains		—	8,136
Losses		(26,880)	(5,986)

(23)	Power Generation, Transmission and Distribution Costs

Power generation, transmission and distribution costs for the years ended December 31, 2005 and 2004 are as follows:

	Won (millions)
	2005		2004
Material expenses:
Oil	(Won)	29,201	21,864

Labor expenses:
Salaries		626,596	549,577
Severance and retirement benefits		70,786	74,954

		697,382	624,531
Overhead expenses:
Employee benefits		91,234	84,006
Taxes and dues		10,632	16,782
Rent		24,015	23,321
Depreciation		1,816,025	1,650,692
Maintenance		736,219	738,430
Commission and consultation fees		123,191	97,560
Compensation expense		9,944	14,538
Development expenses		137,972	136,992
Property, plant and equipment removal costs		203,151	197,970
Others		85,858	80,419

		3,238,241	3,040,710

	(Won)	3,964,824	3,687,105

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(24)	Selling and Administrative Expenses

Details of selling and administrative expenses for the years ended December 31, 2005 and 2004 are as follows:

	Won (millions)
	2005		2004
Labor	(Won)	426,084	392,200
Employee benefits		73,366	65,609
Sales commission - others		397,344	346,463
Communication fees		33,026	27,850
Depreciation and amortization		35,020	35,072
Taxes and dues		18,444	20,291
Commission and consultation fees		40,619	63,307
Rent		13,372	11,482
Maintenance		18,572	17,399
Others		99,346	81,375

	(Won)	1,155,193	1,061,048

(25)	Income Taxes

(a)	The Company is subject to a number of income taxes based on taxable at the following normal tax rates:

Taxable earnings	Prior to 2005	Thereafter
Up to (Won)100 million	16.5%	14.3%
Over (Won)100 million	29.7%	27.5%

In December 2003, the Korean government reduced the corporate income tax rate beginning in 2005. Specifically, effective from January 1, 2005, the income tax rate was reduced from 29.7% to 27.5%.

The components of income tax expense for the years ended December 31, 2005 and 2004 are summarized as follows:

	Won (millions)
	2005		2004
Current income tax expense	(Won)	492,216	943,116
Income taxes recorded in capital adjustments		(24,107)	—
Deferred income tax expense		264,321	164,877

	(Won)	732,430	1,107,993

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(25)	Income Taxes, Continued

(b)	The provision for income taxes calculated using the normal tax rates differs from the actual provision for the years ended December 31, 2005 and 2004 for the following reasons:

	Won (millions)
	2005		2004
Provision for income taxes at normal tax rates	(Won)	874,773	1,184,649
Tax effects of permanent differences:
Dividend income (*)		(135,016)	(65,539)
Other		(5,476)	(16,264)
Tax credit		(2,253)	(3,767)
Other, net		402	8,914

Actual provision for income taxes	(Won)	732,430	1,107,993

(*)	Under the Corporate Income Tax Act Article 18 paragraph 3, a certain portion of the dividend income is not taxable. In this connection, certain portions of equity in net income of affiliates are considered permanent differences in the calculation of deferred tax assets (liabilities).

As described in note 1(e), effective January 1, 2005, the Company adopted SKAS No. 16 “Income Taxes”. Under this standard, dividends from affiliated companies are recorded when declared at the shareholders’ meeting of the affiliated companies. Prior to 2005, the tax effect related to dividend income was reflected into the non-consolidated financial statements when dividends were paid. As allowed by this standard, the prior year balance was not restated.

The effective tax rates, after adjustments for certain differences between amounts reported for financial accounting and income tax purposes, were approximately 23.02% and 27.78% for the years ended December 31, 2005 and 2004, respectively.

(c)	The tax effects of temporary differences that result in significant portions of the deferred income tax assets and liabilities as of December 31, 2005 and 2004 are presented below:

	Won (millions)
	2005		2004
Deferred tax assets:
Loss on valuation of derivatives	(Won)	105,185	143,407
Accrual for retirement and severance benefits		90,108	72,135
Deferred foreign exchange translation loss		9,037	11,139
Accounts payable - purchase of electricity		182,642	167,132
Other, net		154,679	51,831

Total deferred tax assets		541,651	445,644

Deferred tax liabilities:
Gain on valuation of derivatives		(112,507)	(127,534)
Deferred foreign exchange translation gain		(22,099)	(27,243)
Reserve for social overhead capital investment		(89,248)	(133,439)
Equity income of affiliates		(2,320,592)	(1,979,941)
Other, net		(90,295)	—

Total deferred tax liabilities		(2,634,741)	(2,268,157)

Net deferred tax liabilities	(Won)	(2,093,090)	(1,822,513)

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(25)	Income Taxes, Continued

As of December 31, 2005, the temporary differences arising from equity loss amounting to (Won)1,182 million of KEPCO China International Ltd. and Jiaosuo KEPCO Power Co., Ltd. have not been recognized as deferred tax assets because it is not probable that future profit will be available against which the Company can utilize the related benefit.

(d)	As discussed in note 1(u), effective January 1, 2005, the Company adopted SKAS No. 16 “Income Taxes”. As a result, deferred taxes are recorded on the temporary differences related to unrealized gains and losses on investment securities that are reported as a separate component of capital adjustments.

(e)	Under SKAS No. 16 “Income Taxes”, the deferred tax amounts should be presented as a net current asset or liability and a net non-current asset or liability. In addition, the Company is required to disclose aggregate deferred tax assets (liabilities). As of December 31, 2005, details of aggregate deferred tax assets (liabilities) are as follows:

	Won (millions)
	Temporary differences at December 31, 2005		Estimated reversal timing		Deferred tax assets (liabilities)
			Within one year	Thereafter	Current	Non-current
Assets:
Loss on valuation of derivatives	(Won)	(382,490)	—	382,490	—	105,185
Accrual for retirement and severance benefits		(327,668)	—	327,668	—	90,108
Deferred foreign exchange translation loss		(32,861)	—	32,861	—	9,037
Accounts payable - purchase of electricity		(664,155)	664,155	—	182,642	—
Other, net		(671,846)	155,200	516,646	36,118	118,561

		(2,079,020)	819,355	1,259,665	218,760	322,891

Liabilities:
Gain on valuation of derivatives		409,118	—	(409,118)	—	(112,507)
Deferred foreign exchange translation gain		80,361	—	(80,361)	—	(22,099)
Reserve for social overhead capital investment		324,539	—	(324,539)	—	(89,248)
Equity income of affiliates		8,437,335	—	(8,437,335)	—	(2,320,592)
Other, net		328,349	(333,040)	4,691	(10,900)	(79,395)

		9,579,702	(333,040)	(9,246,662)	(10,900)	(2,623,841)

	(Won)	7,500,682	486,315	(7,986,997)	207,860	(2,300,950)

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(26)	Earnings Per Share

Basic earnings per common share are calculated by dividing net income by the weighted-average number of shares of common stock outstanding.

	Won (millions except share data)
	2005		2004
Net income	(Won)	2,448,611	2,880,770
Weighted-average number of common shares outstanding		635,289,794	629,868,023

Basic earnings per common share in Won	(Won)	3,854	4,574

Diluted earnings per share is calculated by dividing diluted net income by the weighted average number of shares of common equivalent stock outstanding.

	Won (millions)
	2005		2004
Net income	(Won)	2,448,611	2,880,770
Exchangeable bond interest		1,490	3,204

		2,450,101	2,883,974

Weighted-average number of common shares and diluted securities outstanding		639,722,531	639,867,870

Diluted earnings per share in Won	(Won)	3,830	4,507

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(27)	Transactions and Balances with Related Companies

(a)	Transactions with related parties for the years ended December 31, 2005 and 2004 are as follows:

		Won (millions)
Related party	Transactions	2005		2004
Sales and other income:
Korea Hydro & Nuclear Power Co., Ltd.	Sales of electricity and others	(Won)	123,545	129,617
Korea South-East Power Co., Ltd.	,,		34,455	39,630
Korea Midland Power Co., Ltd.	,,		20,364	17,844
Korea Western Power Co., Ltd.	,,		36,054	37,456
Korea Southern Power Co., Ltd.	,,		18,228	16,100
Korea East-West Power Co., Ltd.	,,		35,289	28,486
Others	,,		139,564	98,015

		(Won)	407,499	367,148

Purchases and others:
Korea Hydro & Nuclear Power Co., Ltd. (*)	Purchase of electricity and others	(Won)	5,626,416	5,077,306
Korea South-East Power Co., Ltd. (*)	,,		2,008,079	1,654,792
Korea Midland Power Co., Ltd. (*)	,,		2,227,464	1,897,358
Korea Western Power Co., Ltd. (*)	,,		2,213,277	2,049,316
Korea Southern Power Co., Ltd. (*)	,,		2,837,823	2,738,995
Korea East-West Power Co., Ltd. (*)	,,		2,123,280	2,058,906
Korea Power Engineering Co., Inc.	Designing of the power plant and others		6,872	12,220
Korea Plant Service & Engineering Co., Ltd.	Utility plant maintenance		47,504	39,615
Korea Electric Power Data Network, Co., Ltd.	Maintenance of computer system		151,109	212,053
Others	Commissions for service and others		162,494	180,838

		(Won)	17,404,318	15,921,399

(*)	The Company has purchased electricity from its power generation subsidiaries through Korea Power Exchange.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(27)	Transactions and Balances with Related Companies, Continued

(b)	Receivables arising from related parties transactions as of December 31, 2005 and 2004 are as follows:

	Won (millions)
	2005
Related party	Trade receivables		Other receivables	Total
Korea Hydro & Nuclear Power Co., Ltd.	(Won)	7,436	4,226	11,662
Korea South-East Power Co., Ltd.		2,454	283	2,737
Korea Midland Power Co., Ltd.		1,112	559	1,671
Korea Western Power Co., Ltd.		2,457	357	2,814
Korea Southern Power Co., Ltd.		992	315	1,307
Korea East-West Power Co., Ltd.		1,885	1,659	3,544
Others		4,328	24,934	29,262

	(Won)	20,664	32,333	52,997

	Won (millions)
	2004
Related party	Trade receivables		Other receivables	Total
Korea Hydro & Nuclear Power Co., Ltd.	(Won)	—	7,185	7,185
Korea South-East Power Co., Ltd.		1,984	1,130	3,114
Korea Midland Power Co., Ltd.		183	9,808	9,991
Korea Western Power Co., Ltd.		2,115	114	2,229
Korea Southern Power Co., Ltd.		1,242	199	1,441
Korea East-West Power Co., Ltd.		2,306	101	2,407
Others		4,790	9,903	14,693

	(Won)	12,620	28,440	41,060

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(27)	Transactions and Balances with Related Companies, Continued

(c)	Payables arising from related parties transactions as of December 31, 2005 and 2004 are as follows:

	Won (millions)
	2005
Related party	Trade payables		Other payables	Total
Korea Hydro & Nuclear Power Co., Ltd. (*)	(Won)	491,173	8,459	499,632
Korea South-East Power Co., Ltd. (*)		210,825	2,795	213,620
Korea Midland Power Co., Ltd. (*)		272,328	5,847	278,175
Korea Western Power Co., Ltd. (*)		246,305	3,042	249,347
Korea Southern Power Co., Ltd. (*)		314,867	2,626	317,493
Korea East-West Power Co., Ltd. (*)		265,266	3,931	269,197
Korea Power Engineering Co., Inc.		1,653	—	1,653
Korea Plant Service & Engineering Co., Ltd.		5,935	12	5,947
Korea Electric Power Data Network Co., Ltd.		23,237	1,341	24,578
Others		2,905	18,528	21,433

	(Won)	1,834,494	46,581	1,881,075

(*)	The Company has purchased electricity from its power generation subsidiaries through Korea Power Exchange. The above trade payables represent the amount payable to the power generation subsidiaries.

	Won (millions)
	2004
Related party	Trade payables		Other payables	Total
Korea Hydro & Nuclear Power Co., Ltd. (*)	(Won)	403,299	48	403,347
Korea South-East Power Co., Ltd. (*)		153,429	111	153,540
Korea Midland Power Co., Ltd. (*)		146,735	8,458	155,193
Korea Western Power Co., Ltd. (*)		169,362	117	169,479
Korea Southern Power Co., Ltd. (*)		227,978	84	228,062
Korea East-West Power Co., Ltd. (*)		160,231	126	160,357
Korea Power Engineering Co., Inc.		—	1,515	1,515
Korea Plant Service & Engineering Co., Ltd.		—	6,275	6,275
Korea Electric Power Data Network Co., Ltd.		—	43,845	43,845
Others		1,044	17,453	18,497

	(Won)	1,262,078	78,032	1,340,110

(*)	The Company has purchased electricity from its power generation subsidiaries through Korea Power Exchange. The above trade payables represent the amount payable to the power generation subsidiaries.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(27)	Transactions and Balances with Related Companies, Continued

(d)	As discussed in note 18, as of and for the years ended December 31, 2005 and 2004, the balances of long-term borrowings from Korea Development Bank amounted to (Won)4,628,074 million and (Won)4,341,204 million, respectively and the related interest expense amounted to (Won)197,613 million and (Won)188,988 million, respectively.

(e)	The guarantees the Company has provided for related companies as of December 31, 2005 are as follows:

Type	Loan type	Guaranteed company	Financial institutions	US$ (thousands)
Payment guarantee	Foreign currency loan	KEPCO Philippines Co.	Korea Development Bank	US$	9,087

Other (*)		KEPCO Ilijan Co.			105,000

				US$	114,087

(*)	KEPCO Ilijan Corporation, which is the subsidiary of KEPCO International Philippines Inc., is engaged in the power generation business in the Philippines and borrowed US$319 million in 2000 as project financing from Japan Bank of International Corporation and others for that business. In connection to the borrowing, KEPCO Ilijan Corporation’s investment securities under equity method held by KEPCO International Philippines Inc. were pledged as collateral. The Company has provided National Power Corporation and others with the guarantees to the extent not exceeding US$72 million for performance of the power generation business of KEPCO Ilijan Corporation as well as with the partial guarantees to the extent not exceeding US$33 million for the repayment of that borrowing.

(f)	The guarantees provided by related companies for the Company as of December 31, 2005 are as follows:

		Won (millions), USD, JPY and GBP (thousands)
Type	Related party	Currency	Guaranteed amounts	Type of borrowings	Balance of borrowing as of December 31, 2005
Payment guarantee (*)	Korea Development Bank	US$	1,311,025	Foreign currency bond	US$	1,004,028
		JPY	31,013,147	”	JPY	31,000,000
		GBP	28,626	”	GBP	24,467

(*)	Korea Development Bank has provided a repayment guarantee for some of foreign currency debentures of the Company, which existed at the time of spin-off, but not redeemed as of December 31, 2005, instead of the collective responsibilities of the power generation subsidiaries to facilitate the Restructuring Plan described in note 1(a).

(g)	On July 25, 2005, the joint and several liabilities of the Company and its generation subsidiaries for loans from Korea Development Bank (“KDB”) and others were eliminated through agreements among KDB, other third parties, KEPCO and the generation subsidiaries. As a result, the Company and the generation subsidiaries no longer remain jointly and severally liable for any of the liabilities existing prior to the corporate split on April 2, 2001.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(28)	Non-cash Investing and Financing Activities

Significant non-cash investing and financing activities for the years ended December 31, 2005 and 2004 are summarized as follows:

	Won (millions)
	2005		2004
Construction in-progress transferred to property, plant and equipment	(Won)	3,502,838	3,363,180
Construction grants offset against depreciation expense		166,773	145,310
Conversion of exchangeable bonds		146,763	—
Investment in kind		27,949	—

(29)	Commitments and Contingencies

(a)	As of December 31, 2005, the Company is engaged in 35 lawsuits as a plaintiff and 229 lawsuits as a defendant. The amount of the related lawsuits as a plaintiff and defendant was (Won)5,844 million and (Won)101,630 million, respectively, as of December 31, 2005. As of December 31, 2005, the Company has recorded a liability related to the above claims amounted to (Won)50,690 million. In the opinion of management, the ultimate results of these lawsuits will not have a material adverse effect on the Company’s financial position, results of operation or liquidity.

(b)	As described in note 17, five banks including Korea Exchange Bank have provided the Company credit (overdraft) lines and credit facilities amounting to (Won)210,000 million and (Won)950,000 million as of December 31, 2005.

(c)	The Company entered into a subcontract arrangement with the Korea Peninsula Energy Development Organization (KEDO) on December 15, 1999, to construct two 1,000,000 KW-class pressurized light-water reactor units in the Democratic People’s Republic of Korea (North Korea). The contract amount is US$4,182 million and subject to adjustment to cover any changes in the price level. The construction projects have been suspended from December 1, 2003 due to the political environment surrounding the Korean peninsula. During 2005 and 2004, the Company continued to provide routine maintenance for the construction projects. In December 2005, KEDO sent a delegation to North Korea to discuss the issues regarding the project’s termination and demobilization. During the meeting, North Korea notified KEDO to withdraw all personnel. On January 8, 2006, KEDO completed the withdrawal of all workers from the project site, pending a final decision on the future of the project. In connection with the above construction maintenance, the Company recognized revenue amounting to (Won)108,586 million and (Won)97,172 million, respectively, for the years ended December 31, 2005 and 2004. Also, the balances of advances received and other accounts receivable amounted to (Won)449,949 million and (Won)21,190 million, respectively, as of December 31, 2005. The Company has received cash advances from other parties which consist of other current liabilities amounting to (Won)100,683 million and other long-term liabilities amounting to (Won)349,266 million as of December 31, 2005. Under the terms of the contract between KEDO and the Company, KEDO shall have the obligation to reimburse all the costs incurred in terminating the project.

(d)	The Company entered into power purchase agreements with GS EPS Co., Ltd. and other independent power producers for power purchases in accordance with the Electricity Business Act. The power purchased under these agreements amounted to (Won)1,170,094 million and (Won)1,019,528 million for the years ended December 31, 2005 and 2004.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(30)	Added Value

The components of power generation, transmission and distribution costs and selling and administrative expenses which are necessary in calculating added value at December 31, 2005 and 2004 are as follows:

	Won (millions)
	2005		2004
Salaries	(Won)	1,021,512	907,490
Severance and retirement benefits		115,362	124,775
Employee benefits		166,216	151,259
Rent		37,554	34,960
Depreciation		1,851,046	1,685,764
Taxes and dues		29,152	37,156
Net financial charges		479,398	556,627

	(Won)	3,700,240	3,498,031

(31)	Employee Welfare and Contributions to Society

For employee welfare, the Company maintains a refectory, an infirmary, athletic facilities, a scholarship fund, workmen’s accident compensation insurance, unemployment insurance and medical insurance. The Company donated (Won)108,636 million and (Won)81,682 million to the fund for the welfare of the Company’s employees and others for the years ended December 31, 2005 and 2004, respectively.

(32)	Financial Information for the 4th Quarter (Unaudited)

Financial information for the 4th quarter of 2005 and 2004 is as follows:

	Won (millions except earnings per share)
	2005		2004
Operating revenues	(Won)	6,221,778	5,756,722
Net income (loss)		(138,714)	183,173
Earnings (loss) per share in Won		(218)	291

(33)	Approval of Non-consolidated Financial Statements

Non-consolidated financial statements of the Company are scheduled to be approved at the shareholders’ meeting, which is scheduled to be held on March 17, 2006.

Internal Accounting Control System Review Report

English translation of a Report Originally Issued in Korean

President and CEO

Korea Electric Power Corporation:

We have reviewed the report of management’s assessment of internal accounting control system (“IACS”) of Korea Electric Power Corporation (the “Company”) as of December 31, 2005. In accordance with Article 2-2 of the Act on External Audit for Stock Companies (the “External Audit Law”) of the Republic of Korea, the Company’s management is responsible for assessing the design and operating effectiveness of its IACS. Our responsibility is to review management’s assessment and issue a report based on our review.

We conducted our review in accordance with Article 2-3 of the External Audit Law. Our review included inquiries of management and employees, inspection of related documents and evaluation of the operating effectiveness of the Company’s IACS. We did not perform an audit of the Company’s IACS and accordingly, we do not express an audit opinion.

As this report is based on Interim Guidelines on Auditors’ Review and Report on Management’s Assessment of IACS, issued by the Korean Audit Standards Committee on March 29, 2005, it applies only from that date until the date the Final Standard for Management’s Assessment of IACS and Final Standard for Auditors’ Review and Report on Management Assessment of IACS become effective. A review performed based on the final standards may have different results and accordingly, the content of our report may be different.

Based on our review, no material weakness in the design or operating effectiveness of the Company’s IACS under Article 2-2 of the External Audit Law as of December 31, 2005 has come to our attention.

This report applies to the Company’s IACS in existence as of December 31, 2005. We did not review the Company’s IACS subsequent to December 31, 2005. This report has been prepared for Korean regulatory purposes, pursuant to the External Audit Law, and may not be appropriate for other purposes or for other users.

Seoul, Korea

January 27, 2006

Notice to Readers

This report is annexed in relation to the audit of the financial statements as of December 31, 2005 and the review of internal accounting control system pursuant to Article 2-3 of the Act on External Audit for Stock Companies of the Republic of Korea.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Myung-Whan
Name :	Kim, Myung-Whan
Title :	General Manager
International Finance Department

Date: April 26, 2006